SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

     CNPJ/MF 76.483.817/0001-20
Inscrição Estadual 10146326-50
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

Quarterly Financial Information
ITR

September / 2011

NOTES TO THE QUARTERLY FINANCIAL INFORMATION			14
1	General Information	14
2	Main Accounting Policies	14
3	Cash and Cash Equivalents	16
4	Bonds and Securities	17
5	Trade Accounts Receivable	19
6	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	20
7	Accounts Receivable related to the concession	22
8	Other Receivables	24
9	Inventories	24
10	Income Tax, Social Contribution and Other Taxes	25
11	Prepaid Expenses	29
12	Judicial Deposits	29
13	Receivable from related parties	31
14	Investments	32
15	Property, Plant and Equipment	38
16	Intangible Assets	45
17	Payroll, Social Charges and Labor Accruals	49
18	Suppliers	49
19	Loans and Financing	51
20	Debentures	61
21	Post-Employment Benefits	62
22	Regulatory Charges	64
23	Research and Development and Energy Efficiency	64
24	Accounts Payable related to concession Use of Public Asset	65
25	Other Accounts Payable	67
26	Reserve for Contingencies	67
27	Shareholders Equity	72
28	Operating Revenues	75
29	Operating Costs and Expenses	77
30	Financial Income (Expenses)	84
31	Operational Segments	84
32	Operating Lease Agreements	87
33	Financial Instruments	88
34	Related Party Transactions	99
35	Insurance	102
COMMENTS ON PERFORMANCE FOR THE QUARTER			103
OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT			115
GROUPS IN CHARGE OF GOVERNANCE			117
INDEPENDENT AUDITORS` REVIEW REPORT	118

QUARTERLY FINANCIAL INFORMATION

Balance Sheets

as of September 30, 2011 and December 31, 2010
In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			9.30.2011	12.31.2010	9.30.2011	12.31.2010
1	Total assets		13,244,465	12,654,419	18,900,644	17,859,432
1.01	Current assets		1,307,316	1,102,815	4,176,943	4,157,790
1.01.01	Cash and Cash Equivalents	3	14,796	89,822	1,490,455	1,794,416
1.01.02	Financial Investments	4	161	175	527,166	598,173
1.01.02.01	Financial Investments Stated at Fair Value		161	175	518,624	536,677
1.01.02.01.01	Financial Investments Held for Trading		-	-	3	-
1.01.02.01.02	Financial Investments Held for Sale		161	175	517,360	472,599
1.01.02.01.03	Collaterals and Escrow Accounts		-	-	1,261	64,078
1.01.02.02	Financial Investments Stated at Amortized Cost	4	-	-	8,542	61,496
1.01.02.02.01	Bonds and Securities		-	-	8,542	61,496
1.01.03	Accounts Receivable		1,192,002	889,823	1,848,031	1,443,063
1.01.03.01	Trade Accounts Receivable		-	-	1,509,468	1,162,627
1.01.03.01.01	Trade Accounts Receivable	5	-	-	1,509,468	1,162,627
1.01.03.02	Other Accounts Receivable		1,192,002	889,823	338,563	280,436
1.01.02.03.01	Dividends Receivable	13	1,191,973	889,823	7,805	5,851
1.01.02.03.02	CRC transferred to the State Government of Paraná	6	-	-	63,734	58,816
1.01.02.03.03	Account Receivable related to concession	7	-	-	73,086	54,700
1.01.02.03.04	Other Receivables	8	29	-	193,938	161,069
1.01.04	Inventories	9	-	-	124,510	121,424
1.01.06	Taxes Recoverable		100,357	122,995	170,837	195,749
1.01.06.01	Current Taxes Recoverable		100,357	122,995	170,837	195,749
1.01.06.01.01	Income Tax and Social Contribution	10.1	100,357	122,995	130,985	158,213
1.01.06.01.02	Other current recoverable taxes	10.3	-	-	39,852	37,536
1.01.07	Prepaid expenses	11	-	-	15,944	4,965
1.02	Noncurrent assets		11,937,149	11,551,604	14,723,701	13,701,642
1.02.01	Long Term Assets		1,508,535	1,442,994	5,455,751	4,805,293
1.02.01.01	Financial Investments Stated at Fair Value		-	-	42,660	26,280
1.02.01.01.02	Financial Investments Held for Sale		-	-	12,156	-
1.02.01.01.03	Collaterals and escrow accounts	4	-	-	30,504	26,280
1.02.01.02	Financial Investments Stated at Amortized Cost		-	-	-	7,151
1.02.01.02.01	Bonds and Securities	4			-	7,151
1.02.01.03	Accounts Receivable		-	-	39,190	43,729
1.02.01.03.01	Trade Accounts Receivable	5	-	-	39,190	43,729
1.02.01.06	Deferred Taxes		138,984	144,757	672,503	507,710
1.02.01.06.01	Deferred Income Tax and Social Contribution	10.2	138,984	144,757	672,503	507,710
1.02.01.08	Receivable from Related Parties		1,146,711	1,068,002	-	1,575
1.02.01.08.02	Receivable from Subsidiaries	13	1,146,711	1,068,002	-	-
1.02.01.08.04	Receivable from Other Related Parties	13	-	-	-	1,575
1.02.01.09	Other Noncurrent Assets		222,840	230,235	4,701,398	4,218,848
1.02.01.09.03	Account Receivable related to concession	7	-	-	2,900,387	2,423,345
1.02.01.09.04	CRC transferred to the State Government of Paraná	6	-	-	1,288,889	1,282,377
1.02.01.09.05	Judicial Deposits	12	222,840	230,235	403,681	400,699
1.02.01.09.06	Income Tax and Social Contribution	10.1	-	-	18,744	12,341
1.02.01.09.07	Other noncurrent recoverable taxes	10.3	-	-	73,679	84,862
1.02.01.09.08	Other Receivables	8	-	-	16,018	15,224
1.02.02	Investments	14	10,428,614	10,108,610	512,177	483,450
1.02.02.01	Investments Interests		10,428,614	10,108,610	512,177	483,450
1.02.02.01.01	Investments in Associated Companies		146,476	141,428	493,991	465,242
1.02.02.01.02	Investments in Subsidiaries		9,920,931	9,629,368	-	-
1.02.02.01.03	Investments in Joint Venture		348,735	325,342	-	-
1.02.02.01.04	Other Investment Interests		12,472	12,472	18,186	18,208
1.02.03	Property, Plant and Equipment, net	15	-	-	6,963,739	6,663,945
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,787,888	6,015,235
1.02.03.02	Property, Plant and Equipment in Progress		-	-	1,175,851	648,710
1.02.04	Intangible Assets	16	-	-	1,792,034	1,748,954
1.02.04.01	Intangible Assets		-	-	1,792,034	1,748,954
1.02.04.01.01	Concession Contract		-	-	1,739,249	1,699,506
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	18,478	19,043
1.02.04.01.03	Others		-	-	34,307	30,405
See the accompanying notes to the quarterly information

Balance Sheets

as of September 30, 2011 and December 31, 2010 (continued)
In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			9.30.2011	12.31.2010	9.30.2011	12.31.2010
2	Total liabilities		13,244,465	12,654,419	18,900,644	17,859,432
2.01	Current liabilities		190,627	895,791	2,015,197	2,536,801
2.01.01	Payroll, social charges and accruals	17	190	293	278,427	175,584
2.01.01.01	Social charges and accruals		190	293	57,217	48,853
2.01.01.02	Payroll and accruals		-	-	221,210	126,731
2.01.02	Suppliers		393	333	684,614	612,568
2.01.02.01	Domestic Suppliers	18	393	333	684,614	612,568
2.01.03	Tax Liabilities		48,123	97,113	468,942	532,120
2.01.03.01	Federal Taxes		48,123	97,113	262,442	356,723
2.01.03.01.01	Income Tax and Social Contribution Payable	10.1	-	14,985	139,285	153,249
2.01.03.01.02	Other Federal Taxes	10.3	48,123	82,128	123,157	203,474
2.01.03.02	State Taxes	10.3	-	-	203,312	173,988
2.01.03.03	Municipal Taxes	10.3	-	-	3,188	1,409
2.01.04	Loans and Financing		19,236	639,017	87,021	704,252
2.01.04.01	Loans and Financing	19	19,236	17,860	87,021	83,095
2.01.04.01.01	In Domestic Currency		12,696	12,582	80,476	68,579
2.01.04.01.02	In Foreign Currency		6,540	5,278	6,545	14,516
2.01.04.02	Debentures	20	-	621,157	-	621,157
2.01.05	Other Liabilities		122,685	159,035	496,193	512,277
2.01.05.02	Others		122,685	159,035	496,193	512,277
2.01.05.02.01	Dividends and interests on own capital payable		122,603	-	128,129	-
2.01.05.02.02	Minimum Compulsary Dividend Payable		-	158,916	-	163,634
2.01.05.02.04	Post Employment Benefits	21	81	119	24,541	24,255
2.01.05.02.05	Custumer charges due	22	-	-	76,766	56,105
2.01.05.02.06	Research and Development and Energy Efficiency	23	-	-	130,119	155,991
2.01.05.02.07	Payables related to Concession - Use of Public Property	24	-	-	45,056	40,984
2.01.05.02.08	Other Accounts Payable	25	1	-	91,582	71,308
2.02	Noncurrent liabilities		1,301,075	728,505	4,891,870	4,026,805
2.02.01	Loans and Financing		984,170	380,997	2,070,924	1,280,982
2.02.01.01	Loans and Financing	19	984,170	380,997	2,070,924	1,280,982
2.02.01.01.01	In Domestic Currency		929,600	329,600	2,016,340	1,229,570
2.02.01.01.02	In Foreign Currency		54,570	51,397	54,584	51,412
2.02.02	Other Liabilities		-	23,751	1,036,657	992,227
2.02.02.01	Payable to Related Parties		-	3,675	-	-
2.02.02.01.02	Payable to Subsidiaries		-	3,675	-	-
2.02.02.02	Others		-	20,076	1,036,657	992,227
2.02.02.02.03	Suppliers	18	-	-	118,267	144,936
2.02.02.02.04	Tax Liabilities	10.3	-	20,076	267	32,252
2.02.02.02.05	Post Employment Benefits	21	-	-	413,491	384,208
2.02.02.02.06	Research and Development and Energy Efficiency	23	-	-	134,926	90,732
2.02.02.02.07	Payables related to Concession - Use of Public Property	24	-	-	369,706	340,099
2.02.02.02.08	Other Accounts Payable	25	-	-	-	-
2.02.03	Deferred Taxes		25,297	25,297	907,036	887,218
2.02.01.06.02	Deferred Income Tax and Social Contribution	10.2	25,297	25,297	907,036	887,218
2.02.04	Provisions	26	291,608	298,460	877,253	866,378
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		281,312	288,164	830,823	827,489
2.02.04.01.01	Provisions for Taxes		270,931	280,281	300,714	321,479
2.02.04.01.02	Labor and Social Security Provisions		-	-	137,112	146,348
2.02.04.01.03	Provisions for Employee Benefits		-	-	51,103	53,245
2.02.04.01.04	Civil Provisions		10,381	7,883	341,894	306,417
2.02.04.02	Other Provisions		10,296	10,296	46,430	38,889
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	104	42
2.02.04.02.02	Provisions for Regulatory Liabilities		10,296	10,296	46,326	38,847
2.03	Consolidated shareholders' equity	27	11,752,763	11,030,123	11,993,577	11,295,826
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		2,534,828	2,560,607	2,534,828	2,560,607
2.03.04.01	Legal Reserves		478,302	478,302	478,302	478,302
2.03.04.02	Retaindes earnings		2,056,526	2,056,526	2,056,526	2,056,526
2.03.04.08	Additional Dividend Proposed		-	25,779	-	25,779
2.03.05	Accumulated Profit		812,670	-	812,670	-
2.03.06	Equity Evaluation Adjustments		1,495,265	1,559,516	1,495,265	1,559,516
2.03.06	Attributable Non Controlling Interest	27.2	-	-	240,814	265,703
See the accompanying notes to the quarterly information

Statements of Income

For the nine months period ended September 30, 2011 and 2010
In thousands of Reais - R$

Code	Description	Note	Controladora		Consolidated
3	Statement of income
3.01	Income from sale of goods and/or services	28	-	-	5,682,614	5,010,925
3.01.01	Eletrecity sales to final customers		-	-	1,736,863	1,662,389
3.01.02	Eletrecity sales to distributors		-	-	1,056,703	943,036
3.01.03	Use of main distribution and transmission grid		-	-	2,043,484	1,618,534
3.01.04	Construction revenues		-	-	476,592	455,216
3.01.05	Telecomunications		-	-	87,137	71,437
3.01.06	Distribution of Piped Gas		-	-	199,619	179,444
3.01.07	Other Operating Income		-	-	82,216	80,869
3.02	Cost of goods and/or services sold	29	-	-	(3,934,801)	(3,591,419)
3.02.01	Electricity Purchased for Resale		-	-	(1,611,531)	(1,460,014)
3.02.02	Charges for the Use of the Main Transmition Grid		-	-	(473,562)	(431,204)
3.02.03	Personnel		-	-	(520,731)	(434,413)
3.02.04	Private Pension and Health Plans		-	-	(75,727)	(61,606)
3.02.05	Materials		-	-	(51,467)	(57,057)
3.02.06	Raw Material and Supplies for Electrical Energy Production		-	-	(20,149)	(19,179)
3.02.07	Natural Gas and Supplies for Gas Operations		-	-	(132,925)	(104,417)
3.02.08	Third Party Services		-	-	(188,869)	(176,755)
3.02.09	Depreciation and Amortization		-	-	(383,920)	(388,462)
3.02.10	Construction Cost				(475,228)	(454,983)
3.02.11	Other Costs		-	-	(692)	(3,329)
3.03	Gross profit		-	-	1,747,813	1,419,506
3.04	Operational expenses / income		1,042,963	836,659	(552,676)	(423,234)
3.04.01	Selling Expenses	29	-	-	(58,858)	(42,677)
3.04.01.01	Personnel		-	-	(5,453)	(3,781)
3.04.01.02	Private Pension and Health Plans		-	-	(540)	(434)
3.04.01.03	Materials		-	-	(519)	(849)
3.04.01.04	Third Party Services		-	-	(22,789)	(21,499)
3.04.01.05	Depreciation and Amortization		-	-	(30)	(6)
3.04.01.06	Allowances (reversal) for doubtful debts		-	-	(32,513)	(20,716)
3.04.01.07	Other selling expenses		-	-	2,986	4,608
3.04.02	General and Administrative Expenses	29	(17,956)	(9,618)	(322,770)	(236,436)
3.04.02.01	Personnel		(5,710)	(5,030)	(151,242)	(113,716)
3.04.02.02	Private Pension and Health Plans		(443)	(270)	(21,064)	(16,370)
3.04.02.03	Materials		(37)	(9)	(6,674)	(5,909)
3.04.02.04	Third Party Services		(3,225)	(3,721)	(63,805)	(48,074)
3.04.02.05	Depreciation and Amortization		-	-	(22,917)	(20,724)
3.04.02.06	Other General and Administrative Expenses		(8,541)	(588)	(57,068)	(31,643)
3.04.04	Other Operational Income	29	148	173	2,511	2,526
3.04.05	Other Operational Income	29	5,769	(15,816)	(221,658)	(210,848)
3.04.05.01	Provisions for legal claims		6,335	(15,250)	(32,774)	(79,683)
3.04.05.02	Provisions for losses on taxes recoverable		-	-	(16,133)	-
3.04.05.03	Amortization of Goodwill		(566)	(566)	(1,113)	(2,872)
3.04.05.04	Other operational expenses		-	-	(171,638)	(128,293)
3.04.06	Equity in Income of Subsidiaries		1,055,002	861,920	48,099	64,201
3.05	Profit before financial results and taxes		1,042,963	836,659	1,195,137	996,272
3.06	Financial Results	30	(61,359)	6,167	165,843	242,572
3.06.01	Financial Income		92,864	92,160	460,202	458,919
3.06.02	Financial Expenses		(154,223)	(85,993)	(294,359)	(216,347)
3.07	Profit before tax and social contribution		981,604	842,826	1,360,980	1,238,844
3.08	Income Tax and Social Contribution on Profit	10.5	(5,773)	(4,807)	(372,890)	(378,892)
3.08.01	Current		-	(6,317)	(524,501)	(433,395)
3.08.02	Deferred		(5,773)	1,510	151,611	54,503
3.09	Net income for de period		975,831	838,019	988,090	859,952
3.11	Consolidated net income for the quarter		975,831	838,019	988,090	859,952
3.11.01	Attributed to Controlling Shareholders		-	-	975,831	838,019
3.11.02	Attributed to Non-Controlling Interest	27.2	-	-	12,259	21,933
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais	27.1
	Class "A" Preferred shares		3.7435	3.2161	3.7435	3.2161
	Class "B" Preferred shares		3.7464	3.2173	3.7464	3.2173
	Ordinary shares		3.4058	2.9248	3.4058	2.9248
See the accompanying notes to the quarterly information

Statements of Income - Turnover for the Third Quarter

for the quarters and nine months period ended September 30, 2011 and 2010
In thousands of Reais - R$

Code	Description				Consolidated
		7.01.2011	1.01.2011	7.01.2010	1.01.2010
		to 9.30.2011	to 9.30.2011	to 9.30.2010	to 9.30.2010
3	Statement of income
3.01	Income from sale of goods and/or services	2,014,076	5,682,614	1,746,058	5,010,925
3.01.01	Electricity sales to final customers	582,154	1,736,863	559,870	1,662,389
3.01.02	Electricity sales to distributors	377,448	1,056,703	296,823	943,036
3.01.03	Use of main distribution and transmission grid	721,355	2,043,484	582,985	1,618,534
3.01.04	Construction revenues	200,137	476,592	182,296	455,216
3.01.05	Telecomunications	30,122	87,137	25,419	71,437
3.01.06	Distribution of Piped Gas	75,476	199,619	61,896	179,444
3.01.07	Other Operating Income	27,384	82,216	36,769	80,869
3.02	Cost of goods and/or services sold	(1,425,874)	(3,934,801)	(1,263,544)	(3,591,419)
3.02.01	Electricity Purchased for Resale	(559,185)	(1,611,531)	(514,636)	(1,460,014)
3.02.02	Charges for the Use of the Main Transmition Grid	(171,156)	(473,562)	(147,807)	(431,204)
3.02.03	Personnel	(195,464)	(520,731)	(139,905)	(434,413)
3.02.04	Private Pension and Health Plans	(25,660)	(75,727)	(20,930)	(61,606)
3.02.05	Materials	(17,082)	(51,467)	(22,179)	(57,057)
3.02.06	Raw Material and Supplies for Electrical Energy Production	(6,781)	(20,149)	(8,297)	(19,179)
3.02.07	Natural Gas and Supplies for Gas Operations	(54,843)	(132,925)	(35,111)	(104,417)
3.02.08	Third Party Services	(65,615)	(188,869)	(66,782)	(176,755)
3.02.09	Depreciation and Amortization	(129,108)	(383,920)	(129,182)	(388,462)
3.02.10	Construction Cost	(199,658)	(475,228)	(182,091)	(454,983)
3.02.11	Other Costs	(1,322)	(692)	3,376	(3,329)
3.03	Gross profit	588,202	1,747,813	482,514	1,419,506
3.04	Operational expenses / income	(209,905)	(552,676)	(153,709)	(423,234)
3.04.01	Selling Expenses	(26,605)	(58,858)	(15,236)	(42,677)
3.04.01.01	Personnel	(1,881)	(5,453)	(1,311)	(3,781)
3.04.01.02	Private Pension and Health Plans	(190)	(540)	(156)	(434)
3.04.01.03	Materials	(89)	(519)	(38)	(849)
3.04.01.04	Third Party Services	(8,242)	(22,789)	(6,153)	(21,499)
3.04.01.05	Depreciation and Amortization	(10)	(30)	(2)	(6)
3.04.01.06	Allowances (reversal) for doubtful debts	(17,236)	(32,513)	(9,774)	(20,716)
3.04.01.07	Other selling expenses	1,043	2,986	2,198	4,608
3.04.02	General and Administrative Expenses	(118,741)	(322,770)	(80,289)	(236,436)
3.04.02.01	Personnel	(58,212)	(151,242)	(36,926)	(113,716)
3.04.02.02	Private Pension and Health Plans	(7,778)	(21,064)	(5,621)	(16,370)
3.04.02.03	Materials	(1,982)	(6,674)	(1,809)	(5,909)
3.04.02.04	Third Party Services	(22,627)	(63,805)	(18,295)	(48,074)
3.04.02.05	Depreciation and Amortization	(8,606)	(22,917)	(7,074)	(20,724)
3.04.02.06	Other General and Administrative Expenses	(19,536)	(57,068)	(10,564)	(31,643)
3.04.04	Other Operational Income	(715)	2,511	430	2,526
3.04.05	Other Operational Income	(77,061)	(221,658)	(67,946)	(210,848)
3.04.05.01	Provisions for legal claims	(17,524)	(32,774)	(25,689)	(79,683)
3.04.05.02	Provisions for losses on taxes recoverable	(360)	(16,133)	-	-
3.04.05.03	Amortization of Goodwill	(371)	(1,113)	(957)	(2,872)
3.04.05.04	Other operational expenses	(58,806)	(171,638)	(41,300)	(128,293)
3.04.06	Equity in Income of Subsidiaries	13,217	48,099	9,332	64,201
3.05	Profit before financial results and taxes	378,297	1,195,137	328,805	996,272
3.06	Financial Results	18,704	165,843	59,890	242,572
3.06.01	Financial Income	151,723	460,202	159,330	458,919
3.06.02	Financial Expenses	(133,019)	(294,359)	(99,440)	(216,347)
3.07	Profit before tax and social contribution	397,001	1,360,980	388,695	1,238,844
3.08	Income Tax and Social Contribution on Profit	(51,223)	(372,890)	(99,453)	(378,892)
3.08.01	Current	(85,340)	(524,501)	(135,948)	(433,395)
3.08.02	Deferred	34,117	151,611	36,495	54,503
3.09	Net income for de period	345,778	988,090	289,242	859,952
3.11	Consolidated net income for the quarter	345,778	988,090	289,242	859,952
3.11.01	Attributed to Controlling Shareholders	341,172	975,831	279,396	838,019
3.11.02	Attributed to Non-Controlling Interest	4,606	12,259	9,846	21,933
See the accompanying notes to the quarterly information

Statements of Income - Turnover for the Third Quarter

for the quarters and nine months period ended June 30, 2011 and 2010
In thousands of Reais - R$

Code	Description				Parent Company
		7.01.2011	1.01.2011	7.01.2010	1.01.2010
		to 9.30.2011	to 9.30.2011	to 9.30.2010	to 9.30.2010
3	Statement of income
3.04	Operational expenses / income	400,696	1,042,963	294,144	836,659
3.04.02	General and Administrative Expenses	(3,057)	(17,956)	(2,765)	(9,618)
3.04.02.01	Personnel	(1,474)	(5,710)	(1,392)	(5,030)
3.04.02.02	Private Pension and Health Plans	(120)	(443)	(104)	(270)
3.04.02.03	Materials	(11)	(37)	(2)	(9)
3.04.02.04	Third Party Services	(857)	(3,225)	(1,230)	(3,721)
3.04.02.06	Other General and Administrative Expenses	(595)	(8,541)	(37)	(588)
3.04.04	Other Operational Income	4	148	8	173
3.04.05	Other Operational Income	(1,042)	5,769	(244)	(15,816)
3.04.05.01	Provisions for legal claims	(853)	6,335	(55)	(15,250)
3.04.05.03	Amortization of Goodwill	(189)	(566)	(189)	(566)
3.04.06	Equity in Income of Subsidiaries	404,791	1,055,002	297,145	861,920
3.05	Profit before financial results and taxes	400,696	1,042,963	294,144	836,659
3.06	Financial Results	(50,235)	(61,359)	(8,586)	6,167
3.06.01	Financial Income	31,926	92,864	30,041	92,160
3.06.02	Financial Expenses	(82,161)	(154,223)	(38,627)	(85,993)
3.07	Profit before tax and social contribution	350,461	981,604	285,558	842,826
3.08	Income Tax and Social Contribution on Profit	(9,289)	(5,773)	(6,162)	(4,807)
3.08.01	Current	-	-	(4,334)	(6,317)
3.08.02	Deferred	(9,289)	(5,773)	(1,828)	1,510
3.09	Net income for de period	341,172	975,831	279,396	838,019
3.11	Consolidated net income for the quarter	341,172	975,831	279,396	838,019
3.99	Basic and diluted net earning per share attributed
	To parent company shareholders - in reais
	Class "A" Preferred shares	3.7435	3.2161	3.7435	3.2161
	Class "B" Preferred shares	3.7464	3.2173	3.7464	3.2173
	Ordinary shares	3.4058	2.9248	3.4058	2.9248
See the accompanying notes to the quarterly information

Statements of Comprehensive Income

For the nine months period ended September 30, 2011 and 2010
In thousands of Reais - R$

		Parent Company		Consolidated
	9.30.2011	09.30.2010	9.30.2011	09.30.2010
Net income for the quarter	975,831	838,019	988,090	859,952
Adjustments related to Financial Assets classified as
available for sale - distribution concession	(2,421)	4,881	(2,421)	4,881
(-) Taxes on adjustments to financial assets	823	(1,659)	823	(1,659)
Total comprehensive income for the quarter	974,233	841,241	986,492	863,174
Attributed to Parent Company			974,233	841,241
Attributed to non controlling interests	-	-	12,259	21,933
See the accompanying notes to the quarterly information

Statements of Changes in Shareholders Equity

For the quarters and nine months period ended September 30, 2011 and 2010
In thousands of Reais - R$

	Note	Attributable to owners of the company						Total	Attributable to non controlling interests	Total Consolidated
		Capital	Equity evaluation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional dividends proposed	Accumulated profit
Balance as of December 31, 2010		6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net profit for the period	27.1.3	-	-	-	-	-	975,831	975,831	12,259	988,090
Other comprehensive income
Adjustments related to financial assets classified as
available for sale, net of taxes	7	-	(1,598)	-	-	-	-	(1,598)	-	(1,598)
Total comprehensive income for the period		-	(1,598)	-	-	-	975,831	974,233	12,259	986,492
Approval of additional dividends proposed		-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity evaluation adjustments	27.1.2	-	(62,653)	-	-	-	62,653	-	-	-
Reimbursement of advances for future capital increase 27.2		-	-	-	-	-	-	-	(30,814)	(30,814)
Allocations proposed to GSM
Interest on own capital	27.2	-	-	-	-	-	(225,814)	(225,814)	-	(225,814)
Dividends	27.2	-	-	-	-	-	-	-	(6,334)	(6,334)
Balance as of September 30, 2011		6,910,000	1,495,265	478,302	2,056,526	-	812,670	11,752,763	240,814	11,993,577
See the accompanying notes to the quarterly information

	Note	Attributable to owners of the company						Total	Attributable to non controlling interests	Total Consolidated
		Capital	Capital reserve	Equity evaluation adjustments	Profit reserves
					Legal reserve	Profit retention reserve	Additional dividends proposed
Balance as of December 31, 2009		4,460,000	838,340	1,660,634	428,912	2,908,112	-	10,295,998	228,365	10,524,363
Capital increase		2,450,000	(838,340)	-	-	(1,611,660)	-	-	-	-
Realization of equity evaluation adjustments	27.1.2	-	-	(78,087)	-	-	78,087	-	-	-
Advances for future capital increase	27.2	-	-	-	-	-	-	-	54,000	54,000
Net profit for the period	27.1.3	-	-	-	-	-	838,019	838,019	21,933	859,952
Allocations proposed to GSM
Dividends	27.2	-	-	-	-	-	-	-	(1,278)	(1,278)
Interest on own capital	27.2	-	-	-	-	-	(85,000)	(85,000)	-	(85,000)
Balance as of September 30, 2010		6,910,000	-	1,582,547	428,912	1,296,452	831,106	11,049,017	303,020	11,352,037
See the accompanying notes to the quarterly information

Statements of Cash Flows

For the nine months period ended September 30, 2011 and 2010 In thousands of Reais - R$

	Note	Parent Company			Consolidated
		9.30.2011	09.30.2010	9.30.2011	09.30.2010

Cash flows from operational activities
Net income for the period		975,831	838,019	988,090	859,952

Adjustments for reconciliation of the net income for the period with cash generated from the operational activities
Depreciation	15.3	-	-	247,360	259,044
Amortization of intangible assets - concessions	16	-	-	158,935	149,630
Amortization of intangible assets - others	16	-	-	1,138	2,843
Unrealized monetary and exchange variations - net		-	-	547	547
Remuneration of Accounts Receivable related to concession	7	38,556	10,731	138,574	(91,246)
Equity in income of subsidiaries	14.6	-	-	(228,673)	(132,158)
Income tax and social contribution		(1,055,002)	(861,920)	(48,099)	(64,201)
Deferred income tax and social contribution		-	6,317	524,501	433,395
Provision for losses from Accounts Receivable related to concession	7	5,773	(1,510)	(151,611)	(54,503)
Provision for doubtful debts	29.6	-	-	32,513	20,716
Provisions for losses on taxes recoverable	29.6	-	-	16,133	-
Provision (reversal) for legal demands	29.6	(6,335)	15,250	32,774	79,683
Provision for post employment benefits	21.3	443	270	102,661	83,902
Provision for research and development and energy efficiency	23	-	-	50,497	45,708
Write off of Accounts Receivable related to concession	7	-	-	9,103	11,238
Write off of investments	14.6	-	6	-	6
Property, plant and equipment written off	15.3	-	-	18,059	1,355
Intangible assets written off	16	-	-	20,777	30,529

Decrease (increase) in assets
Trade accounts receivable		-	-	(233,769)	32,242
Dividends and interest on own capital received		381,977	92,007	17,040	15,670
CRC transferred to the Government of the State of Paraná	6	-	-	107,763	96,821
Legal deposits		7,395	(176,276)	(2,982)	(239,301)
Other receivables		(29)	(20)	(33,480)	(35,301)
Inventories		-	-	(3,086)	698
Income tax and social contribution		22,638	(2,211)	20,825	61,942
Other current taxes recoverable		-	-	2,597	7,071
Receivable from related parties		-	-	1,575	-
Prepaid expenses		-	-	(10,979)	(11,242)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(103)	(99)	102,843	(27,528)
Suppliers		60	(152)	(80,101)	(45,418)
Income tax and social contribution paid		(14,985)	(6,317)	(538,465)	(395,354)
Other taxes		(60,380)	(56,832)	(81,372)	(77,018)
Interest on loans and financing	19	(57,757)	(31,040)	(108,313)	(87,443)
Debenture interest	20	(69,251)	(55,599)	(69,251)	(71,279)
Post employment benefits		(481)	(256)	(73,092)	(75,440)
Customer charges due		-	-	20,661	28,823
Research and development and energy efficiency	23	-	-	(46,180)	(27,128)
Payable related to the concession - use of public property		-	-	(30,737)	(28,521)
Other accounts payable		(4,191)	(3,442)	20,277	(4,561)
Provisions for legal claims	26	-	-	(33,840)	(24,405)

Net cash generated from (used in) operational activities		164,159	(233,074)	861,213	729,768
(continued)

Statements of Cash Flows

For the nine months period ended September 30, 2011 and 2010 (continued) In thousands of Reais - R$

(continued)
	Note		Parent Company		Consolidated
		9.30.2011	09.30.2010	9.30.2011	09.30.2010

Cash flows from investment activities
Financial investments		14	78,958	66,002	(159,560)
Additions in investments	14.6	48,707	(126,146)	(194)	(150)
Additions to property, plant and equipment	15.3	-	-	(530,833)	(205,520)
Additions to intangible assets related to the concession	16	-	-	(549,371)	(491,339)
Additions to other intangible assets	16	-	-	(6,214)	(23,446)
Financial participation of customers	16	-	-	17,344	58,380

Net cash generated from (used in) investments activities		48,721	(47,188)	(1,003,266)	(821,635)

Cash flows from financial activities
Payment (reimbursement) of capital in subsidiaries by non controlling interests	27.2	-	-	(30,814)	54,000
Loans and financing obtained from third parties	19	600,000	-	799,197	430,059
Amortization of principal loans and financing	19	-	-	(36,856)	(35,201)
Amortization of principal debentures	20	(600,000)	-	(600,000)	(177,908)
Dividends and interest on own capital paid		(287,906)	(169,262)	(293,432)	(175,439)

Net cash used in the financing activities		(287,906)	(169,262)	(161,905)	95,511

Total effects on cash and cash equivalents		(75,026)	(449,524)	(303,958)	3,644

Cash and cash equivalents at the beginning of the period	3	89,822	479,044	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	3	14,796	29,520	1,490,458	1,522,167

Change in cash and cash equivalents		(75,026)	(449,524)	(303,958)	3,644
See the accompanying notes to the quarterly information

Additional information on cash flows
Transactions not involving cash
Acquisitions of fixed asssets with an increase in the balance of accounts payable to suppliers	-	-	22,736	9,004

Statements of Added Value

For the nine months period ended September 30, 2011 and 2010 In thousands of Reais - R$

	Parent Company			Consolidated
	9.30.2011	09.30.2010	9.30.2011	09.30.2010

Income
Sale of energy, services and other income	-	-	8,298,084	7,236,192
Other operational income	148	173	(52,850)	(18,320)
Construction income	-	-	476,592	455,216
Allowance for doubtful debts	-	-	(32,513)	(20,716)
Total	148	173	8,689,313	7,652,372

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,754,561	1,614,285
Charges for use of the main transmission grid ( - )
ESS	-	-	507,526	465,084
Materials, supplies and third parties services	3,262	3,730	364,343	339,770
Natural gas and supplies for gas operations	-	-	168,774	132,566
Construction costs	-	-	475,228	454,983
Other charges	-	-	10,755	9,488
Other supplies	1,724	15,768	77,743	88,229
Total	4,986	19,498	3,358,930	3,104,405

( = ) Gross added value	(4,838)	(19,325)	5,330,383	4,547,967

( - ) Depreciation and amortization	566	566	407,980	412,064

( = ) Net added value	(5,404)	(19,891)	4,922,403	4,135,903

( + ) Transferred added value
Financial income	92,864	92,160	460,202	458,919
Results from investment interests	1,055,002	861,920	48,099	64,201

Total	1,147,866	954,080	508,301	523,120

Value added to distribute	1,142,462	934,189	5,430,704	4,659,023
(continued)

Statements of Added Value

For the nine months period ended September 30, 2011 and 2010 (continued) In thousands of Reais - R$

(continued)
			Parent Company				Consolidated
	9.30.2011%		09.30.2010%		9.30.2011%		09.30.2010%
Distribution of added value:

Personnel
Remuneration and fees	4,509		3,983		446,447		370,524
Private pension and health plans	443		270		97,331		78,410
Meal and education assistance	-		-		50,268		44,836
Social security charges - FGTS	299		251		35,130		29,603
Labor indemnities (reversals)	-		-		50,748		13,958
Profit sharing	-		-		69,912		42,266
Transfers to property, plant and equipment in progress	-		-		(96,233)		(54,003)
Total	5,251	0.5	4,504	0.5	653,603	12.0	525,594	11.3

Government
Federal	47,494		5,662		1,789,538		1,542,312
State	2		1		1,734,594		1,514,956
Municipal	-		-		2,064		2,273
Total	47,496	4.2	5,663	0.6	3,526,196	65.0	3,059,541	65.6

Third Parties
Interest and fines	113,757		85,983		244,300		199,410
Leasing and rent	7		20		13,236		11,732
Donations, subsidies and contributions	120		-		5,279		2,794
Total	113,884	10.0	86,003	9.2	262,815	4.8	213,936	4.6

Shareholders
Non controlling interests	-		-		12,259		21,933
Retained profits	975,831		838,019		750,017		838,019
Remuneração do Capital Próprio					225,814
Total	975,831	85.3	838,019	89.7	988,090	18.2	859,952	18.5

	1,142,462	100	934,189	100	5,430,704	100	4,659,023	100
See the accompanying notes to the quarterly information

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
For the quarter and nine months period ended September 30, 2011
In thousands of Reais - R$

1    General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, Estado do Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 14.

2    Main Accounting Policies

2.1 Statement of Compliance

The Company s quarterly financial information includes:

•	The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•	The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee CPC and approved by the Securities and Exchange Comission - CVM (Comissão de Valores Mobiliários).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial information are not in compliance with the IFRSs, which require that these investments reported in the parent company s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 -Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2010 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2010.

2.2 Basis of Presentation

Authorization for the completion of these quarterly financial information was granted at the Meeting of the Board of Officers held on Nov 07, 2011.

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values, as disclosed in the accounting practices below. The historic cost is generally based on the fair value of the consideration paid in exchange for the assets at the time of initial recognition.

2.3 Basis for consolidation and investments in subsidiaries

The consolidated quarterly financial information includes the quarterly financial information of the Company, those of its subsidiaries and the exclusive investment funds.

The reporting dates of the quarterly financial information of the investments in subsidiaries, joint ventures and associated companies used to calculate the equity values and for consolidation coincide with that of the parent company dates.

The individual components of the quarterly financial information of the joint ventures are consolidated in proportion to the investment interest held.

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information.

2.4 Significant accounting policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2010, available in the CVM and Copel s web sites.

2.5 Significant accounting judgments and estimates

In applying the Group s accounting policies, Management has to make judgments and prepare estimates for the accounting values of assets and liabilities which are not easily obtained from other sources. These estimates and respective assumptions are based on historic experience and other factors considered relevant. The actual results could differ from these estimates.

The underlying estimates and assumptions are continually revised. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are revised, if the review affects only this period, and also in subsequent periods if the review affects the present period and future periods.

The main judgments from applying the accounting policies, used in preparing this quarterly information, are consistent with those presented in Note 3 of the Annual Financial Statements at December 31, 2010, available in the CVM and Copel s web sites.

3    Cash and Cash Equivalents

.
	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Cash and bank accounts	1,562	456	44,588	58,958
Financial investments with immediate liquidity	13,234	89,366	1,445,867	1,735,458
	14,796	89,822	1,490,455	1,794,416

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100% of the variation of the Interbank Deposit Rate as of September 30, 2011 and December 31, 2010.

4    Bonds and Securities

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Current assets
Bonds and securities (4.1)	161	175	525,905	534,095
Collaterals and escrow accounts	-	-	1,261	64,078
	161	175	527,166	598,173
Noncurrent assets
Bonds and securities (4.1)	-	-	12,156	7,151
Collaterals and escrow accounts (STN - Note 19.2)	-	-	30,504	26,280
	-	-	42,660	33,431

4.1 Securities

Category	Index		Consolidated
		9.30.2011	12.31.2010
Securities held for sale
CDB (1 and 2)	CDI	90,281	100,785
Committed Operation (3 and 5)	CDI	42,663	17,328
Committed Operation (2)	Selic	4,315	2,961
Committed Operation (2)	PRE-FIXED	82,267	98,552
Quotas in Funds (3 and 4)	CDI	109	124
NTN - F	CDI	10,065	27,309
NTN - B	IPCA	1,747	-
LFT (2)	Selic	166,565	175,043
LTN (2)	PRE-FIXED	98,642	44,482
LFBB	CDI	18,772	6,015
LF Caixa	CDI	8,049
CDB BB	CDI	6,041
		529,516	472,599
Securities held for trading
Derivatives	DI Futuro BMF	3	-
		3	-
Securities held to maturity
LFT (2)	Selic	6,549	60,662
LTN (2)	PRE-FIXED	-	6,140
Quotas in Funds (3 and 4)	CDI	1,993	1,845
		8,542	68,647
		538,061	541,246
	Current	525,905	534,095
	NonCurrent - NC	12,156	7,151
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F
Financial Bills Committed to Banco do Brasil - LFBB

Category	Index	Parent Company
		9.30.2011	12.31.2010
Securities held for sale
CDB	CDI	81	76
Fund Quotas	CDI	80	99
	Current	161	175

Copel holds securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. The counter parties for these securities are classified with at least the credit rating A. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

1)	The amount of R$ 71,315 invested with Banco do Brasil, corrected to September, 30, 2011 (R$ 65,612 as of December 31, 2010), remunerated at the rate of 100% of the DI rate, as guarantee provided to Aneel to comply with the construction of the Hydro Electric Plant at Mauá, by Copel Geração e Transmissão;

2)	Constitution of a guarantee for the Aneel auction by Copel Geração e Transmissão and Copel Distribuição in the amount of R$ 32,966 at September 30, 2011 (R$ 67,162 as of December 31, 2010);

3)	Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment CCEARS in CCEE R$ 20,096 at September 30, 2011 (R$ 27,146 as of December 31, 2010);

4)	An allowance related to a financing contract agreement signed with BNDES in 2001 by UEG Araucária in the amount of R$ 28 at September 30, 2011 (R$ 26 as of December 31, 2010); and

5)	Constitute a guarantee for the financing contract agreement signed for the construction of the Hydro Electric Plant at Mauá in the amount of R$ 18,276 at September 30, 2011.

5    Trade Accounts Receivable

		Balances	Overdue	Overdue for		Total
		falling due	up to 90 days	more than 90 days	Consolidated
					9.30.2011	12.31.2010
Customers
Residential		170.103	101.508	13.127	284.738	199.649
Industrial		148.841	37.301	40.341	226.483	184.039
Commercial		109.299	47.868	10.508	167.675	118.540
Rural		22.666	8.865	4.575	36.106	24.004
Public Entities		24.500	25.871	23.984	74.355	43.266
Public lighting		18.125	181	132	18.438	15.673
Public service		16.256	15.076	102	31.434	14.335
Unbilled		236.823	-	-	236.823	198.363
Energy installments plan		79.564	7.498	17.163	104.225	101.841
Energy installments plan - Non Current		32.502	-	-	32.502	40.498
Low income subsidy - Eletrobrás		17.434	-	-	17.434	24.376
Fines and charges on energy bills		4.236	5.340	5.793	15.369	9.611
State Government "Luz Fraterna" program		1.899	6.986	22.731	31.616	11.528
Other receivables		19.340	1.572	3.471	24.383	24.289
Other receivables - non current		6.583	-	-	6.583	3.231
		908.171	258.066	141.927	1.308.164	1.013.243
Concessionaires and Permission holder
Energy supplies
CCEAR - auction		147.955	15.619	8	163.582	133.004
Bilateral contracts		32.501	-	123	32.624	26.709
CCEE		22.143	-	105	22.248	21.551
Reimbursement to generators		-	-	1.225	1.225	1.194
		-	-	-	-	-
Charges from using transmission grid		202.599	15.619	1.461	219.679	182.458
Transmission grid		13.653	1.830	1.873	17.356	21.552
Basic network and conection grid		24.158	2.576	735	27.469	15.104
		37.811	4.406	2.608	44.825	36.656

Telecommunications
Telecommunication services		9.258	5.798	18.289	33.345	17.571
Telecommunication services - NC		105	-	-	105	-
		9.363	5.798	18.289	33.450	17.571

Gas distribution		27.110	547	217	27.874	18.547

Allowance for doubtful accounts (5.1)		-	-	(85.334)	(85.334)	(62.119)
		1.185.054	284.436	79.168	1.548.658	1.206.356
9.30.2011	Current	1.145.864	284.436	79.168	1.509.468
Noncurrent - NC		39.190	-	-	39.190
12.31.2010	Current	941.517	198.873	22.237		1.162.627
Noncurrent - NC		43.729	-	-		43.729

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

5.1 Allowance for Doubtful Accounts

Copel s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	12.31.2010			9.30.2011
Customers, concessionaries and permission holder
Residential	7,654	19,372	(7,147)	19,879
Industrial	40,761	1,809	(67)	42,503
Commercial	10,880	5,059	(1,673)	14,266
Rural	69	1,376	(313)	1,132
Public Entities	1,453	4,464	-	5,917
Public lighting	155	(76)	-	79
Public service	2	21	-	23
Concessionaries and permission holder	224	-	-	224
Telecommunications	921	390	-	1,311
	62,119	32,415	(9,200)	85,334

Consolidated		Additions /	Reversal
	Balance	(reversals)	of write offs	Balance
	12.31.2009			9.30.2010
Customers, concessionaries and permission holder
Residential	6,245	8,774	-	15,019
Industrial	40,101	4,282	-	44,383
Commercial	5,863	7,086	(7)	12,942
Rural	185	(55)	-	130
Public Entities	1,272	235	(36)	1,471
Public lighting	149	1	-	150
Public service	-	2	-	2
Concessionaries and permission holder	203	21	-	224
Telecommunications	931	184	-	1,115
	54,949	20,530	(43)	75,436

The applied criteria, in addition to taking into account management s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

6    Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

Maturity of noncurrent installments:

		Consolidated
	9.30.2011	12.31.2010
2012	16,754	62,728
2013	69,778	66,899
2014	74,419	71,348
2015	79,368	76,093
2016	84,646	81,154
2017	90,276	86,551
2018	96,280	92,307
2019	102,683	98,446
2020	109,511	104,993
2021	116,794	111,976
2022	124,562	119,423
2023	132,846	135,836
after 2023	190,972	174,623
	1,288,889	1,282,377

Changes in CRC

	Current	Noncurrent
	assets	assets	Consolidated
Balance as of December 31, 2010	58,816	1,282,377	1,341,193
Interest and fees	64,007	-	64,007
Monetary variations	691	54,495	55,186
Transfers	47,983	(47,983)	-
Amortizations	(107,763)	-	(107,763)
Balance as of September 30, 2011	63,734	1,288,889	1,352,623

	Current	Noncurrent
	assets	assets	Consolidated
Balance as of December 31, 2009	49,549	1,205,025	1,254,574
Interest and fees	59,960	-	59,960
Monetary variations	1,377	95,550	96,927
Transfers	41,098	(41,098)	-
Amortization	(96,821)	-	(96,821)
Balance as of September 30, 2010	55,163	1,259,477	1,314,640

7    Accounts Receivable related to the concession

7.1 Change in accounts receivable related to the concession

	Current	Noncurrent	Noncurrent
	assets	assets	special liabilities	Consolidated
Balance as of December 31, 2010	54.700	3.849.462	(1.426.117)	2.478.045
Capitalization of intangible assets in progress	-	308.198	-	308.198
Transfers from non current to current	161.380	(161.380)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(142.994)	-	-	(142.994)
Transfers to fixed assets in use	-	(732)	-	(732)
Adjustment to financial assets classified as available for sale	-	(2.421)	-	(2.421)
Monetary variations	-	139.187	(112.969)	26.218
Remuneration	-	228.673	-	228.673
Construction income	-	87.589	-	87.589
Write off	-	(9.103)	-	(9.103)
Balance as of September 30, 2011	73.086	4.439.473	(1.539.086)	2.973.473

	Current	Non current	Noncurrent
	assets	assets	special liabilities	Consolidated
Balance as of December 31, 2009	44,070	3,045,323	(1,217,103)	1,872,290
Capitalization of intangible assets in progress	-	355,477	(43,979)	311,498
Transfers from non current to current	147,051	(147,051)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(141,557)	-	-	(141,557)
Monetary variations	-	198,086	(96,358)	101,728
Remuneration	-	132,158	-	132,158
Construction income	-	15,248	-	15,248
Write off	-	(11,238)	-	(11,238)
Balance as of September 30, 2010	49,564	3,588,003	(1,357,440)	2,280,127

7.2 Accounts receivable related to the concession Distribution

Management adopted Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 Concession Contracts, which provide guidelines on accounting for public service concessions granted to private operators, as follows:

(a) Estimated amount of investments made and not amortized or depreciated at the end of the concession period classified as a financial asset since it refers to an unconditional right to receive cash or another financial asset from the Conceding Power; and

(b) Remaining balance from determining the financial asset (residual value) classified as an intangible asset given that recovery of such is dependent on the use of the public service, in this case, the consumption of energy by consumers (see Note 16).

Remuneration of this financial asset is based on the regulatory WACC homologated by the ANEEL in the four yearly tariff review, and is included in the composition of income from the amounts billed to consumers and received monthly.

During the periods between the last and following periodic tariff review, the balance for financial asset is adjusted based on management s expectation of an increase or decrease in its cash flows related to the changes in assets included in the infra-structure (physical assets). These variations in the estimated cash flows are registered directly to the profit or loss for the period.

Given that there is no active market for trading this financial asset, the variations in the fair value of the balance for the financial asset related to the perception of market players in relation to the difference between the regulatory remuneration rate and the market rate is periodically adjusted based on the methodology determined by Management and this adjustment, when applicable, is registered directly to the equity evaluation account, to shareholders equity

Further information is available in note 9.2 of the Annual Financial Statements at December 31, 2010.

7.3 Accounts Receivable related to the concession - Transmission

Refer to amounts receivable from concession contracts for transmission and are represented by the following amounts: (i) revenue from construction of the infra-structure for transmission to be made available to users; (ii) revenue from the operation and maintenance of the infra-structure when actually realized; and (iii) financial income guaranteed by the Conceding Power during the concession period on this revenue.

Income from the transmission concession contracts is earned from making the infrastructure available to users of the system, it is not subject to the risk from demand and is therefore considered as guaranteed income referred to as Permitted Annual Income RAP (Receita Annual Permitida) to be received during the concession period. The amounts are billed monthly to the users of the infrastructure, in accordance to the report issued by the National System Operator ONS.

When the concession matures, if there is a balance remaining that has not been received from the construction, operation and maintenance of the infrastructure, this will be received directly from the Conceding Power, since it represents an unconditional right to receive cash, as provided in the concession contract, as indemnity for the investments made and not recovered through the tariffs (RAP).

Further information is available in note 9.3 of the Annual Financial Statements at December 31, 2010.

7.4 Commitments related to the transmission concessions

7.4.1 LT 525 KV Araraquara 2 Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to LT 525 KV Araraquara 2 Taubaté amounted to R$ 243,517 at September 30, 2011.

7.4.2 SUBSTATION CERQUILHO III 230 KV

This 230/138KV (300MVA) substation was awarded to the Company at ANEEL auction 001/10 Aneel, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 at September 30, 2011.

8    Other Receivables

		Consolidated
	9.30.2011	12.31.2010
Current assets
Services in progress, net	117,334	110,374
Advance payments to employees	23,311	9,126
Decommissioning in progress	9,936	2,406
Advance payments for judicial deposits	9,838	6,284
Advance payments to suppliers	5,820	9,927
Services provided to third parties	5,272	3,248
Employee salary granted - recoverable	6,171	3,631
Installment plan for Onda Provedor de Serviços	4,607	4,174
Purchase of fuel by CCC	4,348	4,348
Lease of the Araucária power plant	2,730	4,296
Disposal of property and rights	2,190	9,048
Allowance for doubtful debts	(10,077)	(9,979)
Other receivables	12,458	4,186
	193,938	161,069
Noncurrent assets
Advance payments to suppliers	10,770	9,902
Compulsory loans	2,991	2,833
Disposal of property and rights	2,093	2,325
Other receivables	164	164
	16,018	15,224

9    Inventories

Consolidated				Fixed assets
	Operation/Maintenance		in progress - materials at deposits
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Copel Geração e Transmissão	21,334	24,429	-	-
Copel Distribuição	86,902	83,893	-	-
Copel Telecomunicações	14,853	11,758	25,472	17,511
Compagás	1,421	1,344	-	-
Elejor	-	-	2,575	2,702
	124,510	121,424	28,047	20,213

10    Income Tax, Social Contribution and Other Taxes

10.1 Income Tax (IR) and Social Contribution (CSLL)

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Current assets
IR and CSLL paid in advance	100,357	155,461	515,995	518,889
IR and CSLL to be offset against	-	(20,347)	(385,010)	(348,557)
IRRF on JSCP to be offset against liability	-	(12,119)	-	(12,119)
	100,357	122,995	130,985	158,213
Noncurrent assets
IR and CSLL paid aadvance	-	-	18,744	12,341
	-	-	18,744	12,341
Current liabilities
IR and CSLL due	-	35,332	524,295	501,806
IR and CSLL to be offset against	-	(20,347)	(385,010)	(348,557)
	-	14,985	139,285	153,249

The amounts registered for income tax and social contribution in advance refer to prepayments and credits on the Annual Corporate Tax Return DIPJ, which are compensated against the taxes payable, in accordance with Brazilian tax legislation.

10.2 Deferred income and social contribution taxes

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

Tax credits have been recorded as follows:

.
	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Noncurrent assets
Tax losses and negative tax basis	15,773	1,170	18,259	10,966
Private pension and health plans	-	-	145,479	135,384
Other temporary additions	-	-	-	-
Provisions for legal claims	99,211	120,877	312,620	290,385
Allowance for doubtful debts	1,478	1,478	32,404	24,477
Amortization - concession	17,765	17,573	36,109	35,917
Provision for impact of grid charges	-	-	6,922	6,922
Provision for financing	4,757	3,659	4,757	3,659
Provision for energy purchases	-	-	92,478	-
Provision for profit sharing	-	-	23,475	-
	138,984	144,757	672,503	507,710
Noncurrent liabilities
Transitional tax system - RTT	-	-	-	-
Effects from applying CPC 27 - Deemed cost	-	-	763,349	802,556
Effects from applying ICPC 01	-	-	108,030	47,607
Other temporary exclusions	-		-	-
Capitalization of financial charges	-	-	4,541	4,595
Provisions for negative goodwill	25,297	25,297	25,297	25,297
Gas supply	-	-	5,819	7,163
	25,297	25,297	907,036	887,218
	113,687	119,460	(234,533)	(379,508)

For the period ending December 31, 2010, the Company s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. Until September 30, 2011, there were no events that required the review of the calculations of recovery of the deferred tax asset.

According to the estimate of future taxable income, the realization of deferred taxes is shown below:

	.			Parent Company			Consolidated
		Estimated	Actual	Estimated	Estimated	Actual	Estimated
		Realizable	Realized	Realizable	Realizable	Realized	Realizable
	.	Amount	Amount	Amount	Amount	Amount	Amount
2010		2,145	22,295	-	17,311	120,983	-
2011		-	-	15,069	-	-	159,946
2012		-	-	6,118	-	-	15,002
2013		-	-	2,643	-	-	11,527
2014		-	-	2,643	-	-	11,527
2015		-	-	2,643	-	-	274,817
2016 to 2018		-	-	3,711	-	-	(10,685)
2019 to 2021		-	-	2,469	-	-	(28,760)
after 2021		-	-	78,391	-	-	(667,907)
		2,145	22,295	113,687	17,311	120,983	(234,533)

10.3 Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Current assets
Recoverable ICMS (VAT) (10.3.1)	-	-	39,816	36,785
Recoverable PIS/Pasep and Cofins taxes	-	-	15,151	7,966
PIS/Pasep and Cofins to be offset against liabilities	-	-	(15,151)	(7,966)
Other recoverable taxes	-	-	36	751
	-	-	39,852	37,536
Noncurrent assets
ICMS (VAT) payable (10.3.1)	-	-	72,569	82,029
Recoverable income tax withheld on finance investments	-	-	1,110	2,833
	-	-	73,679	84,862
Current liabilities
ICMS (VAT) payable	-	-	203,312	173,989
PIS/Pasep and Cofins payable	-	21,016	65,880	75,511
PIS/Pasep and Cofins to be offset against assets	-	-	(15,151)	(7,966)
Tax Recovery Programs (10.3.2)	47,280	60,229	63,697	94,887
IRRF on JSCP	-	12,119	-	45,813
IRRF on JSCP to be offset against assets	-	(12,119)	-	(12,119)
Other taxes	843	883	11,919	8,756
	48,123	82,128	329,657	378,871
Noncurrent liabilities
ICMS (VAT) payable	-	-	267	623
Tax Recovery Programs (10.3.2)	-	20,076	-	31,629
	-	20,076	267	32,252

10.3.1 Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT), R$ 96,965 refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2 Tax recovery programs

			Parent Company
						Balance of
	Debt	Benefits	Selic	Corrected		corrected
	amount	Law 11,941	interest	debt value	Antecipation	debt
Law 11,941/09
Cofins Rescission Claim	229.933	(80.927)	17.348	166.354	(119.237)	47.117
INSS	311	(93)	40	258	(95)	163
	230.244	(81.020)	17.388	166.612	(119.332)	47.280

				Consolidated
							Balance of
	Value of	Benefits	Tax loss		Corrected		corrected
	debt	Law 11,941	carryforward	Selic interest	debt value	Antecipation	debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,253	34,488	(26,914)	7,574
CSLL	5,925	(1,460)	(428)	408	4,445	(3,668)	777
Cofins	43,198	(9,633)	(3,118)	3,137	33,584	(26,854)	6,730
PIS/Pasep	8,893	(1,992)	(642)	648	6,907	(5,571)	1,336
Cofins Rescission Claim	229,933	(80,927)	-	17,348	166,354	(119,237)	47,117
INSS	311	(93)	-	40	258	(95)	163
	331,516	(103,003)	(7,311)	24,834	246,036	(182,339)	63,697

The effect on profit or loss for the nine months period ended September 30, 2011, registered to financial expenses, was R$ 6,786 in the parent company and R$ 8,118 on consolidated (Note 30).

10.4 Installment Plan Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there s consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,165 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now became R$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt nº 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$218.

Accordingly, the Company's total debt included in the payment in installments is R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until September 30, 2011 in the amount of R$ 17,388, and also considering prepayments in the amount of R$ 119,332, the balance of the debt amounts to R$ 47,280.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and Cofins from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the total debt of Copel Distribuição included in the scheme for payment in installments is R$ 71,978. With the addition of Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until September 30, 2011 in the amount of R$ 7,746, and also considering prepayments in the amount of R$ 63.007, the balance of the debt amounts to R$ 16,417.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.5 Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated
	9.30.2011	09.30.2010	9.30.2011	09.30.2010
Income before IRPJ and CSLL	981,604	842,826	1,360,980	1,238,844
IRPJ and CSLL (34%)	(333,745)	(286,561)	(462,733)	(421,207)
Tax effects on:
Interest on own capital	76,777	28,900	79,530	30,373
Dividends	33	15	33	15
Equity in income	251,402	252,820	13,233	20,340
Non deductible expenses	(7,057)	-	(10,455)	(2,737)
Tax benefits Law 11,941/09	7,056	-	7,056	-
Tax incentives	-	-	3,670	1,999
Others	(239)	19	(3,224)	(7,675)
Current IRPJ and CSLL	-	(6,317)	(524,501)	(433,395)
Deferred IRPJ and CSLL	(5,773)	1,510	151,611	54,503
Actual rate - %	0.6%	0.6%	27.4%	30.6%

11    Prepaid Expenses

		Consolidated
	9.30.2011	12.31.2010
Current assets
Program of incentive to alternative energy sources - Proinfa	9,426	35
Insurance premiums	6,456	4,855
Other	62	75
	15,944	4,965

12    Judicial Deposits

		Parent Company		Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010

Taxes claims	222,840	230,235	226,179	231,429
Labor claims	-	-	69,446	73,596
Civil
Suppliers	-	-	73,399	73,400
Civil	-	-	25,732	14,197
Easements	-	-	2,352	2,144
Customers	-	-	2,102	1,677
	-	-	103,585	91,418

Others	-	-	4,471	4,256
	222,840	230,235	403,681	400,699

13    Receivable from related parties

	Parent Company			Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Associated companies
Dividends and/or interests on own capital
Dona Francisca Energética	17	955	17	955
Sanepar	-	-	7,788	4,896
	17	955	7,805	5,851
Subsidiaries
Dividends and/or interest on own capital
Copel Geração e Transmissão	708,280	510,952	-	-
Copel Distribuição	450,874	355,968	-	-
Copel Telecomunicações	17,382	10,474	-	-
Compagas	5,752	4,910	-	-
Centrais Eólicas do Paraná	2,188	1,920	-	-
Dominó Holdings	7,480	4,644	-	-
	1,191,956	888,868	-	-
Financing tranferred - STN
Copel Distribution (13.1)	61,110	56,675	-	-
	61,110	56,675	-	-
Loan contract
Copel Distribution (13.2)	764,677	715,539	-	-
Elejor (13.3)	320,924	295,788	-	-
	1,085,601	1,011,327	-	-
Other related parties
Paineira Participações e Empreendimentos	-	-	-	1,575
	-	-	-	1,575
	2,338,684	1,957,825	7,805	7,426
Current assets - Dividends receivable	1,191,973	889,823	7,805	5,851
Non current assets	1,146,711	1,068,002	-	1,575

13.1 Financing transferred STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.2).

13.2 Loan Contract - Copel Distribuição

On February 27, 2007, Aneel approved the loan contract agreed between the Company (lender) and Copel Distribution (borrower), for the amount of R$ 1,100,000. The loan is for a period of five years, bearing interest of 104% of the DI rate, and the funds were allocated to the concession investment program and payment of the debentures transferred to Copel Distribuição, which matured on March 01, 2007.

13.3 Loan Contract Elejor

On April 07, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct Usinas Hidrelétricas do Complexo Energético Fundão - Santa Clara, with amortization in 120 monthly consecutive installments, plus pro rata temporis interest, according to contract clauses. The grace period for the loan was extended to February 2016, in accordance with the Second Amendment to the Shareholders Agreement on April 18, 2005.

14 Investments

14.1 Main information about Copel s investees

						Net	Part.
	Main			Shareholders'		income	Group
6.30.2011	activity	Assets (1)	Liabilities (1)	equity (1)	Revenues	(loss) (1)%
Cia. Saneamento do Paraná
- Sanepar	Basic sanitation	2,445,758	1,450,363	995,395	574,155	96,151	34.75
Sercomtel S.A. - Telecom.	Telecomunications	277,806	113,143	164,663	104,907	3,630	45.00
Foz do Chopim Energética Ltda.	Energy	48,688	2,739	45,949	26,336	21,782	35.77
Dona Francisca Energética S. A.	Energy	302,979	67,791	235,188	55,783	23,420	23.03
Sercomtel Celular S.A.	Telecomunications	9,950	34,376	-	20,836	(4,904)	45.00
Dois Saltos Empreend. de
Ger. de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Serv. and consulting	342	3	339	-	14	48.00
Carbocampel S.A.	Serv. and consulting	3,553	1,097	2,456	-	(37)	49.00
Escoelectric Ltda.	Serv. and consulting	2,745	5,474	(2,729)	-	(82)	40.00
(1) Balances adjusted to accounting practices

14.1.1 Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at September 30, 2011 reported a balance of R$ 3.647. Copel s proportional investment (45%), in this balance corresponded to R$ 1,641 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the nine month period ending September 30, 2011 was R$ 547 (R$ 547 as of September 30, 2010).

14.1.2 Sercomtel

The impairment testing of the Company s assets, which was concluded in December 2009, adopted, when applicable, the same assumptions stated in the note on property, plant and equipment (Note 15.5) and identified, with a reasonable level of assurance, that the assets tied to the associated company Sercomtel S.A. Telecomunicações were stated above their recoverable values of R$ 35,927 and in Sercomtel Celular S.A. R$ 6,195. In 2010, the methodology was applied again, and the need to reverse the loss in Sercomtel S.A. Telecomunicações for the amount of R$ 23,390 was identified. There were no alterations during the nine months period ending September 30, 2011.

14.2 Main information about the controlled companies

Copel s wholly owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A.

The other companies controlled by Copel are: Companhia Paranaense de Gás - Compagas (51% Copel), Elejor - Centrais Elétricas do Rio Jordão S.A. (70% Copel), UEG Araucária Ltda. (20% Copel and 60% Copel Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% Copel and 70% Copel Geração e Transmissão).

On December 28, 2006, UEG Araucária agreed the Contract for Leases and Other Agreements with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until December 31, 2011, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by Aneel. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

14.3 Main information on the joint venture

14.3.1 Dominó Holdings S.A.

This is a closed corporate entity, in which Copel holds a 45% investment in the joint venture with other shareholders. Its corporate activities include investing in other companies. It currently holds 34.75% of the capital of Companhia de Saneamento do Paraná Sanepar, a mixed economy entity, whose corporate activities include exploiting basic sanitation services, mainly the distribution of water, collection and treatment of sanitary sewage.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balance as of 9.30.2011
	Adjusted balance (1)	Share (45%)

Assets	791,600	356,220
Current assets	19,127	8,608
Noncurrent assets	772,473	347,612

Liabilities	791,600	356,220
Current liabilities	16,626	7,482
Noncurrent liabilities	7	3
Shareholders' equity	774,967	348,735

Statement of income
Operational expenses	(2,574)	(1,159)
Financial income	(1,686)	(758)
Equity in income of subsidiaries	74,245	33,410

Net income for the period	69,985	31,493
(1) Balances adjusted to accounting practices

14.4 Financial statements of subsidiaries and the joint venture

Presented below are the balance sheets and statements of income at September 30, 2011, reclassified for purposes of standardizing the plan of accounts.

ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
9.30.2011

Total Assets	8,702,013	7,590,322	350,095	282,698	758,859	648,883	11,582	356,220
Current Assets	1,454,412	2,322,613	59,836	84,522	26,994	148,830	10,449	8,608
Cash and cash equivalents	908,795	734,957	3,268	45,321	8,379	144,074	10,033	638
Bonds and securities	109,490	33,638	-	1,993	600	28	-	-
Restricted financial investments - Pledges and related deposits	533	2	-	726	-	-	-	-
Trade account receivable	261,470	1,210,626	35,549	33,302	17,651	-	154	-
Dividends receivable	5,106	-	-	-	-	-	-	7,787
CRC transferred to the State Government of Paraná	-	63,734	-	-	-	-	-	-
Accounts Receivable related to concession	73,086	-	-	-	-	-	-	-
Other receivables	69,808	119,022	1,797	828	3	2,932	-	-
Inventories	21,334	86,902	14,853	1,421	-	-	-	-
Income tax and social contribution	2,189	25,546	666	4	-	1,787	261	175
Other current taxes recoverable	(352)	36,431	3,200	564	-	9	-	-
Prepaid expenses	2,953	11,755	503	363	361	-	1	8
Noncurrent Assets	7,247,601	5,267,709	290,259	198,176	731,865	500,053	1,133	347,612
Long Term Assets	1,090,742	3,935,699	18,465	23,931	16,739	20,104	-	97
Financial investments	12,156	30,504	-	-	-	-	-	-
Trade account receivable	-	39,085	105	11,850	-	-	-	-
CRC transferred to the State Government of Paraná	-	1,288,889	-	-	-	-	-	-
Judicial deposits	15,373	164,282	508	215	117	249	-	97
Accounts Receivable related to concession	939,607	1,960,780	-	-	-	-	-	-
Advance to suppliers	-	-	-	10,770	-	-	-	-
Other receivables	1,878	3,206	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	18,744	-	-
Other current taxes recoverable	83	63,461	9,024	-	-	1,111	-	-
Deferred income tax and social contribution	121,645	385,492	8,828	932	16,622	-	-	-
Investments	389,589	4,232	-	-	-	-	-	347,515
Property, plant and equipment	5,727,623	-	256,689	-	498,443	479,851	1,133	-
Intangible assets	39,647	1,327,778	15,105	174,245	216,683	98	-	-

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
9.30.2011

TOTAL LIABILITIES	8,702,013	7,590,322	350,095	282,698	758,859	648,883	11,582	356,220
CURRENT LIABILITIES	1,204,916	1,682,729	47,774	67,562	56,281	3,657	7,346	7,482
Payroll, social charges and accruals	71,421	186,201	16,557	3,787	161	110	-	-
Suppliers	188,133	484,978	10,404	43,888	3,377	3,099	1	-
Income tax and social contribution	107,979	23,189	-	4,528	3,589	-	-	-
Other tax liabilities	19,251	256,038	2,148	2,270	1,444	436	51	2
Loans and financing	53,055	19,626	-	1,644	-	-	-	-
Dividends payable	708,280	450,874	17,382	11,277	-	-	7,294	7,480
Post employment benefits	6,631	16,719	1,110	-	-	-	-	-
Customer charges payable	4,335	72,431	-	-	-	-	-	-
Research and development and energy efficiency	11,543	116,332	-	-	2,243	1	-	-
Payable related to concession - use of public property	794	-	-	-	44,262	-	-	-
Other accounts payable	33,494	56,341	173	168	1,205	11	-	-
NON CURRENT LIABILITIES	1,770,916	2,276,760	40,440	7,600	666,774	3,323	-	3
Associated and subsidiary companies	-	764,677	23,000	-	320,924	-	-	-
Suppliers	130,117	-	-	-	-	-	-	-
Tax liabilities	-	(3)	-	-	-	270	-	-
Deferred income tax and social contribution	818,406	57,513	-	5,820	-	-	-	-
Loans and financing	434,584	706,740	-	-	-	-	-	-
Post employment benefits	112,575	282,716	17,035	1,165	-	-	-	-
Research and development and energy efficiency	34,605	100,321	-	-	-	-	-	-
Payable related to concession - use of public property	24,176	-	-	-	345,530	-	-	-
Other accounts payable	-	-	-	-	-	-	-	-
Provisions for legal claims	216,453	364,796	405	615	320	3,053	-	3
SHAREHOLDERS' EQUITY	5,726,181	3,630,833	261,881	207,536	35,804	641,903	4,236	348,735
Capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserve	-	-	-	-	1,322	-	-	-
Equity evaluation Adjustments	1,479,094	11,865	-	-	-	-	-	4,306
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	14,717
Profit retention reserve Reserva de retenção de lucros	145,364	570,007	43,086	31,172	-	-	-	-
Unrealized revenue reserve	-	-	-	-	-	-	-	191,899
Accumulated profits (losses)	413,567	315,620	20,519	25,785	(34,968)	(65,537)	1,175	24,445

STATEMENT O F INCOME	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
9.30.2011

OPERATIONAL INCOME	1,488,099	4,012,954	117,052	211,967	144,942	22,307	688	-
Eletricity sales to final customers	74,310	1,666,748	-	-	-	-	-	-
Eletricity sales to distributors	1,059,654	62,426	-	-	144,942	-	688	-
Availability of grid system	245,681	1,862,780	-	-	-	-	-	-
Construction income	83,986	381,411	-	11,195	-	-	-	-
Telecommunications	-	-	117,052	-	-	-	-	-
Distribution of piped gas	-	-	-	199,619	-	-	-	-
Leasing and rents	902	41,830	-	-	-	24,614	-	-
Other operating income	23,566	(2,241)	-	1,153	-	(2,307)	-	-
OPERATING COSTS AND EXPENSES	(855,327)	(3,627,011)	(80,536)	(177,024)	(59,632)	(38,027)	(216)	(1,159)
Energy purchased for resale	(53,308)	(1,768,595)	-	-	(635)	-	-	-
Charges from use of grid system	(143,443)	(378,350)	-	-	(7,353)	(9,393)	-	-
Personnel and management	(166,671)	(451,599)	(40,167)	(11,200)	(1,416)	(644)	-	(19)
Private pension and healthcare plans	(24,129)	(67,291)	(4,700)	(768)	-	-	-	-
Materials	(10,348)	(45,772)	(1,304)	(935)	(190)	(73)	-	(1)
Raw material and supplies - energy porduction	(18,676)	-	-	-	-	(1,473)	-	-
Natural gas and supplies - gas operations	-	-	-	(132,925)	-	-	-	-
Third parties services	(58,199)	(220,648)	(12,716)	(8,015)	(6,354)	(4,230)	(48)	(567)
Depreciation and amortization	(193,191)	(143,650)	(17,519)	(9,459)	(21,179)	(21,714)	(155)	(547)
Provisions and reversals	1,815	(89,465)	102	(232)	25	-	-	-
Construction costs	(82,623)	(381,411)	-	(11,194)	-	-	-	-
Compensation for use of water resources	(89,466)	-	-	-	(4,789)	-	-	-
Other operational costs and expenses	(17,088)	(80,230)	(4,232)	(2,296)	(17,741)	(500)	(13)	(25)
EQUITY IN INCOME OF SUBSIDIARIES	(573)	-	-	-	-	-	-	33,410
PROFIT BEFO RE FINANCIAL RESULTS AND TAXES	632,199	385,943	36,516	34,943	85,310	(15,720)	472	32,251
Financial income	86,452	206,142	2,601	4,323	(85,737)	13,394	785	(758)
OPERATIONAL PROFIT	718,651	592,085	39,117	39,266	(427)	(2,326)	1,257	31,493
Income tax and social contribution	(201,730)	(286,574)	(12,871)	(15,073)	(8,171)	-	(82)	-
Deferred income tax and social contribution	22,730	121,764	2,400	1,592	8,898	-	-	-
PROFIT (LOSS) FOR THE PERIOD	539,651	427,275	28,646	25,785	300	(2,326)	1,175	31,493

14.5 Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the nine months period ending September 30, 2011, excluding revenue from the equity of subsidiaries.

Income Statement 9.30.2011	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations and non controlling interests	Consolidated

OPERATIONAL INCOME	1,488,099	4,012,954	117,052	211,967	144,942	22,307	688	-	(315,395)	5,682,614
Eletricity sales to final customers	74,310	1,666,748	-	-	-	-	-	-	(4,195)	1,736,863
Eletricity sales to distributors	1,059,654	62,426	-	-	144,942	-	688	-	(211,007)	1,056,703
Availability of grid system	245,681	1,862,780	-	-	-	-	-	-	(64,977)	2,043,484
Construction income	83,986	381,411	-	11,195	-	-	-	-	-	476,592
Telecomunications	-	-	117,052	-	-	-	-	-	(29,915)	87,137
Distribution of piped gas	-	-	-	199,619	-	-	-	-	-	199,619
Lease and rents	902	41,830	-	-	-	24,614	-	-	(871)	66,475
Other operating revenue	23,566	(2,241)	-	1,153	-	(2,307)	-	-	(4,430)	15,741
OPERATING COSTS AND EXPENSES	(855,327)	(3,627,011)	(80,536)	(177,024)	(59,632)	(38,027)	(1,375)	(12,039)	315,395	(4,535,576)
Energy purchased for resale	(53,308)	(1,768,595)	-	-	(635)	-	-	-	211,007	(1,611,531)
Charges from use of grid system	(143,443)	(378,350)	-	-	(7,353)	(9,393)	-	-	64,977	(473,562)
Personnel and management	(166,671)	(451,599)	(40,167)	(11,200)	(1,416)	(644)	(19)	(5,710)	-	(677,426)
Private pension and health plans	(24,129)	(67,291)	(4,700)	(768)	-	-	-	(443)	-	(97,331)
Materials	(10,348)	(45,772)	(1,304)	(935)	(190)	(73)	(1)	(37)	-	(58,660)
Raw material and supplies - energy production	(18,676)	-	-	-	-	(1,473)	-	-	-	(20,149)
Natural gas and supplies - gas operations	-	-	-	(132,925)	-	-	-	-	-	(132,925)
Third parties services	(58,199)	(220,648)	(12,716)	(8,015)	(6,354)	(4,230)	(615)	(3,225)	38,539	(275,463)
Depreciation and amortization	(193,191)	(143,650)	(17,519)	(9,459)	(21,179)	(21,714)	(702)	(566)	-	(407,980)
Provisions and reversals	1,815	(89,465)	102	(232)	25	-	-	6,335	-	(81,420)
Construction cost	(82,623)	(381,411)	-	(11,194)	-	-	-	-	-	(475,228)
Compensation for use of water resources	(89,466)	-	-	-	(4,789)	-	-	-	-	(94,255)
Losses in the decommissioning and disposal of assets	(323)	(33,597)	95	-	(16,765)	-	-	-	-	(50,590)
Other costs and operational expenses	(16,765)	(46,633)	(4,327)	(2,296)	(976)	(500)	(38)	(8,393)	872	(79,056)
EQUITY IN INCOME OF SUBSIDIARIES	-	-	-	-	-	-	33,410	14,689	-	48,099
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	632,772	385,943	36,516	34,943	85,310	(15,720)	32,723	2,650	-	1,195,137
Financial income	86,452	206,142	2,601	4,323	(85,737)	13,394	27	(61,359)	-	165,843
OPERATIONAL PROFIT	719,224	592,085	39,117	39,266	(427)	(2,326)	32,750	(58,709)	-	1,360,980
Income tax and social contribution	(201,730)	(286,574)	(12,871)	(15,073)	(8,171)	-	(82)	-	-	(524,501)
Deferred income tax and social income	22,730	121,764	2,400	1,592	8,898	-	-	(5,773)	-	151,611
PROFIT (LOSS) FOR THE PERIOD	540,224	427,275	28,646	25,785	300	(2,326)	32,668	(64,482)	-	988,090

14.6 Changes in Investments

Parent Company			Equity	Investment	Amortization	Proposed
	Balance as of	Shareholders'	evaluation	and	of concession	dividends	Balance as of
	12.31.2010	Equity	adjustments	Afac (1)	rights	and JCP	9.30.2011
Associated companies
Sercomtel Telecom. - NE nº 14.1.2	72,464	1,634	-	-	-	-	74,098
Dona Francisca Energética	50,161	5,394	-	-	-	(1,390)	54,165
Foz do Chopim Energética	17,086	7,792	-	-	-	(8,442)	16,436
Carbocampel	1,224	(20)	-	110	-	-	1,314
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	156	7	-	-	-	-	163
Escoelectric	37	(118)	-	81	-	-	-
	141,428	14,689	-	191	-	(9,832)	146,476
Investees
Copel Geração e Transmissão	5,726,083	539,651	-	-	-	(539,553)	5,726,181
Copel Distribuição	3,316,811	427,275	(1,598)	-	-	(111,655)	3,630,833
Copel Telecomunicações	241,362	28,646	-	23,000	-	(8,127)	284,881
UEG Araucária	128,846	(465)	-	-	-	-	128,381
Compagas	99,286	13,149	-	-	-	(6,592)	105,843
Elejor	115,795	210	-	(71,898)	(566)	-	43,541
Centrais Eólicas do Paraná	1,185	354	-	-	-	(268)	1,271
	9,629,368	1,008,820	(1,598)	(48,898)	(566)	(666,195)	9,920,930
Joint ventures
Dominó Holdings	325,342	31,493	-	-	-	(8,100)	348,735
	325,342	31,493	-	-	-	(8,100)	348,735
Other investments
Finam (2)	2,456	-	-	-	-	-	2,456
Finor (3)	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	12,472
	10,108,610	1,055,002	(1,598)	(48,707)	(566)	(684,127)	10,428,613
(1) Afac - Advance for future capital increase
(2) Amazon investment fund - Finam
(3) Northeast investment fund - Finor

Parent Company			Investment	Amortization	Proposed
	Balance as of	Shareholders'	and	of concession	dividens		Balance as of
	12.31.2009	equity	Afac	rights	and JCP	Right off	6.30.2010
Associated companies
Sercomtel - Telecomunicações	39,863	3,627	-	-	-	-	43,490
Dona Francisca	19,616	31,782	-	-	(2,346)	-	49,052
Foz do Chopim	16,616	7,581	-	-	(7,583)	-	16,614
Carbocampel	1,117	29	83	-	-	-	1,229
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	6	-	-	-	-	160
Escoelectric	(679)	524	63	-	-	-	(92)
	76,987	43,549	146	-	(9,929)	-	110,753
Investees
Copel Geração e Transmissão	5,783,192	393,977	-	-	(543,684)	-	5,633,485
Copel Distribuição	3,051,476	349,023	-	-	(95,213)	-	3,305,286
Copel Telecomunicações	221,722	26,643	-	-	(8,754)	-	239,611
UEG Araucária	130,253	(553)	-	-	-	-	129,700
Compagas	95,211	18,373	-	-	(1,328)	-	112,256
Elejor	35,277	11,279	126,000	(566)	-	-	171,990
Centrais Eólicas do Paraná	1,153	300	-	-	(235)	-	1,218
	9,318,284	799,042	126,000	(566)	(649,214)	-	9,593,546
Joint ventures
Dominó Holdings	309,756	19,329	-	-	(3,668)	-	325,417
	309,756	19,329	-	-	(3,668)	-	325,417
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Other investments	2,412	-	-	-	-	(6)	2,406
	13,629	-	-	-	-	(6)	13,623
	9,718,656	861,920	126,146	(566)	(662,811)	(6)	10,043,339

Consolidated	Balance as of 12.31.2010	Shareholders' equity	Investment and Afac	Proposed dividends and JCP	Amortization of concession rights	Tranf. to assets held for sale	Balance as of 9.30.2011
Associated companies
Sanepar	323,814	33,410	-	(9,162)	(547)	-	347,515
Sercomtel - Telecomunicações	72,464	1,634	-	-	-	-	74,098
Dona Francisca	50,161	5,394	-	(1,390)	-	-	54,165
Foz do Chopim	17,086	7,792	-	(8,442)	-	-	16,436
Carbocampel	1,224	(20)	110	-	-	-	1,314
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	156	7	-	-	-	-	163
Escoelectric	37	(118)	81	-	-	-	-
	465,242	48,099	191	(18,994)	(547)	-	493,991
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	769	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	7,903
Assets allocated for future use	4,538	-	-	-	-	(25)	4,513
Other investments	2,542	-	3	-	-	-	2,545
	18,208	-	3	-	-	(25)	18,186
	483,450	48,099	194	(18,994)	(547)	(25)	512,177

Consolidated	Balance as of 12.31.2009	Shareholders' equity	Investment and Afac	Proposed dividendsand JCP	Amortization of concession rights	Others	Balance as of 9.30.2010
Investees
Sanepar	308,243	20,652	-	(4,334)	(547)	-	324,014
Dona Francisca	19,616	31,782	-	(2,346)	-	-	49,052
Sercomtel - Telecomunicações	39,863	3,627	-	-	-	-	43,490
Foz do Chopim	16,616	7,581	-	(7,583)	-	-	16,614
Carbocampel	1,117	29	83	-	-	-	1,229
Dois Saltos Empreend.	300	-	-	-	-	-	300
Copel Amec	154	6	-	-	-	-	160
Escoelectric	(679)	524	63	-	-	-	(92)
	385,230	64,201	146	(14,263)	(547)	-	434,767
Other investments
Finam	2,456	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	858
Investco S.A.	7,903	-	-	-	-	-	7,903
Assets allocated for future use	5,596	-	-	-	-	(15)	5,581
Other investments	3,610	-	4	-	-	(6)	3,608
	20,423	-	4	-	-	(21)	20,406
	405,653	64,201	150	(14,263)	(547)	(21)	455,173

15    Property, Plant and Equipment

15.1 Asset in service by account nature

Consolidated	Cost	Accumulated depreciation	Fixed assets in use, net
			6.30.2011
Machinery and equipment	4.405.238	(2.210.378)	2.194.860
Reservoirs, dams and acqueducts	7.114.598	(4.169.843)	2.944.755
Buildings	1.380.393	(927.200)	453.193
Land	182.322	-	182.322
Vehicules	37.929	(27.860)	10.069
Furniture and implements	10.444	(7.755)	2.689
	13.130.924	(7.343.036)	5.787.888

Consolidated	Cost	Accumulated depreciation	Fixed assets in use, net
			12.31.2010
Machinery and equipment	4.388.067	(2.103.285)	2.284.782
Reservoirs, dams and acqueducts	7.122.207	(4.059.368)	3.062.839
Buildings	1.381.957	(905.487)	476.470
Land	182.322	-	182.322
Vehicules	32.043	(25.951)	6.092
Furniture and implements	11.097	(8.367)	2.730
	13.117.693	(7.102.458)	6.015.235

15.2 Fixed Asset by company

Consolidated	Cost	Accumulated depreciation	Net fixed assets
			9.30.2011
In service
Copel Geração e Transmissão	11.463.144	(6.784.358)	4.678.786
Copel Telecomunicações	428.955	(271.349)	157.606
Elejor	587.532	(98.906)	488.626
UEG Araucária	647.164	(185.427)	461.737
Centrais Eólicas do Paraná	4.129	(2.996)	1.133
	13.130.924	(7.343.036)	5.787.888
In progress
Copel Geração e Transmissão	1.048.837	-	1.048.837
Copel Telecomunicações	99.083	-	99.083
Elejor	9.817	-	9.817
UEG Araucária	18.114	-	18.114
	1.175.851	-	1.175.851
	14.306.775	(7.343.036)	6.963.739

Consolidated	Cost	Accumulated depreciation	Net fixed assets
			12.31.2010
In service
Copel Geração e Transmissão	11.452.043	(6.592.462)	4.859.581
Copel Telecomunicações	407.446	(256.316)	151.130
Elejor	606.907	(87.101)	519.806
UEG Araucária	647.168	(163.738)	483.430
Centrais Eólicas do Paraná	4.129	(2.841)	1.288
Dominó Holdings	-	-	-
	13.117.693	(7.102.458)	6.015.235
In progress
Copel Geração e Transmissão	567.606	-	567.606
Copel Telecomunicações	71.161	-	71.161
Elejor	9.943	-	9.943
	648.710	-	648.710
	13.766.403	(7.102.458)	6.663.945

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities mostly used in the generation of energy are related to these services and cannot be retired, sold, or motgaged without the prior written approved of the ANEEL. ANEEL Resolution no. 20/1999 establishes the procedures for assets to be retired or sold and determines that the proceeds from the sales of assets which are no longer useful to the concessions should be deposited in a restricted bank account to be invested in the concession. For the concession contracts of the Use of Public Property UBP, the restrictions on the use of the infrastructure are established in article 19, of ANEEL Decree number 2003/96.

15.3 Changes in Property, Plant and Equipment

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2010	6.015.235	648.710	6.663.945
Investment program	-	530.833	530.833
Investment program - to pay	-	22.736	22.736
Fixed assets for projects	37.359	(37.359)	-
Transfers from account receivable related to concession	732	-	732
Transfers to intangible assets in service	(13)	-	(13)
Provision for contingencies	-	11.941	11.941
Depreciation quotas to profit and loss	(247.360)	-	(247.360)
Depreciation quotas - Pasep/Cofins credits	(1.016)	-	(1.016)
Write off	(17.049)	(1.010)	(18.059)
As of September 30, 2011	5.787.888	1.175.851	6.963.739

	Fixed asset
Balances	in service	in progress	Consolidated
As of December 31, 2009	6.284.238	375.410	6.659.648
Investment program	-	205.520	205.520
Investment program - to pay	-	9.004	9.004
Fixed assets for projects	73.265	(73.265)	-
Depreciation quotas to profit and loss	(259.044)	-	(259.044)
Depreciation quotas - Pasep/Cofins credits	1.046	-	1.046
Write off	(503)	(849)	(1.352)
As of September 30, 2010	6.099.002	515.820	6.614.822

15.4 Depreciation Rates

	Depreciation rates (%)
	9.30.2011	12.31.2010
Generation
General equipment	9.73	9.73
Generators	3.09	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hidraulic turbines	2.47	2.47
Gas and steam turbines	5.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central administration
Buildings	4.00	4.00
Office machinery and equipment	10.00	10.00
Furniture and implements	10.00	10.00
Vehicles	20.00	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

When applicable, the Company uses the depreciation rates defined by the regulatory in light of the right to reimbursement at the end of the concession contract.

15.5 Impairment of assets

The Company s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 17.6 of the Annual financial statements at December 31, 2010. During the semester, there were no events that required new tests to be performed.

15.6 Consórcio Energético Cruzeiro do Sul - UHE Mauá

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by Copel Geração e Transmissão (51%) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to build and run the Mauá Hydroelectric Power Plant, which will have installed potential of 361 MW, and is valid for 35 years, as from July 3, 2007, the date of signing the contract.

The facility s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index, this tariff was R$ 134.09, at December 31, 2010. The company sold 192 average MW, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The enterprise will become operational at the beginning of 2012.

Due to the legal preliminary order in the ambit of Public Civil Action 1999.7001.007514-6 which caused a delay in the start-up of commercial generation of each one of the generating units, Copel is pegging the CCEARs (Contracts for Electric Power Trading) related to UHE Mauá to its own generation and to the power acquired in contracts in the Free Contracting Environment (ACL).

The costs incurred in this enterprise have been registered to fixed assets, in the proportion to the quota-part in the consortium. At September 30, 2011, the balance for fixed assets in progress for Copel Geração e Transmissão that refer to the enterprise amounted to R$ 637,476.

Total commitments assumed with suppliers of equipment and services that refer to UHE Mauá amounted to R$ 12,775 at September 30, 2011 (R$ 162.035 as of December 31, 2010).

Further information with respect to the consortium are presented in note 17.7 of the Annual Financial Statements at December 31, 2010.

15.7 Colíder Hydroelectric Power Plant

On July 30, 2010, through the new energy Auction number 003/10 by ANEEL, Copel Geração e Transmissão won the concession to exploit the Colíder hydroelectric plant, which will have installed potential of 300 MW, and the contract will be valid for a period of 35 years, as from January 17, 2011, the date of signing Concession Contract number 001/11 MME UHE Colíder.

The total forecast investment for the project is approximately R$ 1,570,400, with this value at the base date July 2010.

The energy from the Colider Hydro electric plant was sold in the 10th Auction for New Energy (A-5) on July 30, 2010 at the final tariff of R$ 103.40/MWh, for the base date July 1, 2010. After correction using the variation in the IPCA, this tariff was equivalent to R$ 106.23, at December 31, 2010. A total of 125 MW average, was negotiated, to be supplied as from January 2015 for 30 years. The physical guarantee for the enterprise, established in the concession contract, is 179.6 MW average, after the complete motorization. The energy not negotiated in this auction will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the UHE Colíder amounted to R$ 1,090,040 at September 30, 2011.

The service order that authorizes the start of the implementation works was signed on March 1, 2011. The construction work was interrupted on September 20, 2011 as determined by SEMA-MT. At the time of the suspension of the work, accesses and installations for the building site and accommodation were being executed, together with the first stage of the cofferdam, regular excavation of the dam, approximation and restitution channels, excavation through the rocks in the region for the installation, power house and spill way.

On October 18, 2011, the Environmental Secretary for the State of Mato Grosso authorized that the activities be resumed at the UHE Colíder, which guaranteed that all of the actions necessary to preserve the environmental guidelines for the enterprise be realized and to ensure the stability of the slopes.

The negotiations with the municipals affected by the reservoir and with the Public Ministry, regarding the social-environmental mitigation measures are at an advanced stage and should be concluded during October.

Further information with respect to the consortium are presented in note 17.8 of the Annual Financial Statements at December 31, 2010.

15.8 Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction, number 07/10 ANEEL, Copel Geração e Transmissão S.A. sold the energy from River Cavernoso II SHP, an enterprise with 19 MW of installed capacity, located on the Cavernoso River, in the cities of Virmond and Candói, in the State of Paraná. As a result of this sale, it received authorization to build and exploit the enterprise, for a period of 35 years, as from February 28, 2011, the date of publication of ordance no. 133 issued on February 25, 2011 by the Ministry of Mines and Energy.

The enterprise is part of the Growth Accelerated Program - PAC, from the Federal Government, and will consist of a power house with installed potential of 19 MW, sufficient to attend approximately 50 thousand inhabitants.

The total forecast investment for the project is approximately R$ 120,000, with this value at the base date August 2010.

The energy from Cavernoso II SHP was sold at the final tariff of R$ 146.99/MWh, for the base date August 1, 2010. After correction using the variation of the IPCA, this tariff was equivalent to R$ 151,11, at December 31, 2010. A total of 7.73 MW average, was negotiated, to be supplied as from November 2012 for 30 years. The physical guarantee for the enterprise, established in the Ordinance 133 was published by the Ministry of Mines and Energy dated February 25, 2011 10.56 MW average. The energy not negotiated in Aneel auction 07/10 of August 26, 2010, will be sold on the market in the short term.

The total commitments assumed with suppliers of equipment and services for the PCH Cavernoso amounted to R$ 74,425 at September 30, 2011.

The service order that authorizes the start of the mobilization and consequent start of the works was signed on April 18, 2011 and the implementation is in the excavation stage of the deviation structures of the river.

16    Intangible Assets

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							9.30.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	3,082	-	-	(2,201)	(1)	43	924
Copel Distribuição (16.1)	-	-	3,734,965	(2,837,710)	(2)	-	897,255
Copel Telecomunicações	4,653	-	-	(3,881)	(1)	-	772
Compagas (16.2)	4,051	-	199,157	(73,657)	(2)	-	129,551
Elejor (16.3)	-	-	263,920	(50,027)	(2)	-	213,893
UEG Araucária	190	-	-	(92)	(1)	-	98
Direito de concessão - Elejor (16.3)	-	22,626	-	(4,148)	(2)	-	18,478
	11,976	22,626	4,198,042	(2,971,716)		43	1,260,971
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	11,976	22,626	4,198,042	(2,971,716)		81	1,261,009
In progress
Copel Geração e Transm. (16.4)	12,032	-	24,970	-		1,703	38,705
Copel Distribuição (16.1)	-	-	701,551	-		-	701,551
Copel Telecomunicações	14,330	-	-	-		3	14,333
Compagas	-	-	44,674	-		-	44,674
Elejor	-	-	-	-		2,790	2,790
	26,362	-	771,195	-		4,496	802,053
Special Liabilities
Copel Distribuição (16.5)	-	-	(423,677)	152,649		-	(271,028)
	-	-	(423,677)	152,649		-	(271,028)
							1,792,034
(1) Anual amortization rate: 20%
(2) Amortization over the concession period

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Others	Consolidated
							12.31.2010
In service
Assets with finite useful life
Copel Geração e Transmissão	2.287	-	-	(1.984)	(1)	43	346
Copel Distribuição (16.1)	-	-	3.675.078	(2.675.783)	(2)	-	999.295
Copel Telecomunicações	4.067	-	-	(3.659)	(1)	-	408
Compagas (16.2)	3.473	-	195.767	(64.199)	(2)	-	135.041
Elejor (16.3)	-	-	263.920	(43.812)	(2)	102	220.210
UEG Araucária	190	-	-	(72)	(1)	-	118
Concession right - Elejor (16.3)	-	22.626	-	(3.583)	(2)	-	19.043
	10.017	22.626	4.134.765	(2.793.092)		145	1.374.461
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10.017	22.626	4.134.765	(2.793.092)		183	1.374.499
In progress
Copel Geração e Transm. (16.4)	11.591	-	22.249	-		1.222	35.062
Copel Distribuição (16.1)	-	-	583.261	-		-	583.261
Copel Telecomunicações	12.476	-	-	-		3	12.479
Compagas	-	-	34.440	-		-	34.440
Elejor	-	-	-	-		2.790	2.790
	24.067	-	639.950	-		4.015	668.032
Special liabilities
Copel Distribuição (16.5)	-	-	(406.333)	112.756		-	(293.577)
	-	-	(406.333)	112.756		-	(293.577)
1.748.954

Changes in Intangible Assets

	Concession contract				Others		Concession/ authorization (goodwill)	Conoslidated
	in service	in progress	special liabilities		in service	in progress
Balances			in service	in progress
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954
Investment program	-	549,371	-	-	-	6,214	-	555,585
Customers' financial participation	-	-	-	(17,344)	-	-	-	(17,344)
Aneel concession - use of public assets	-	4,454	-	-	-	-	-	4,454
Capitalizations - indemnifiable assets	-	(308,198)	-	-	-	-	-	(308,198)
Capitalizations - intangible assets in service	108,158	(108,158)	(16,864)	16,864	3,438	(3,438)	-	-
Amortization quotas - concession and authorization	(196,546)	-	37,611	-	(573)	-	(565)	(160,073)
Amortization of quotas - Pasep/Cofins credits	(10,962)	-	2,282	-	(167)	-	-	(8,847)
Transfers from assets in service	-	-	-	-	13	-	-	13
Write offs	(14,701)	(4,491)	-	-	(1,585)	-	-	(20,777)
Monetary variations	-	(1,733)	-	-	-	-	-	(1,733)
As of September 30, 2011	1,239,082	771,195	(206,002)	(65,026)	3,449	30,858	18,478	1,792,034

	Concession Contract				Other		Concession/ authorization (goodwill)	Consolidated
	in service	in progress	special liabilities		in service	in progress
Balances			in service	in progress
As of December 31, 2009	1,452,475	628,304	(254,612)	(68,194)	2,470	1,055	66,715	1,828,213
Investment program	-	491,339	-	-	-	23,446	-	514,785
Customers financial participation	-	-	-	(58,380)	-	-	-	(58,380)
Aneel concession- use of public assets	-	963	-	-	-	-	-	963
Capitalizations - indemnifiable assets	-	(355,477)	-	43,979	-	-	-	(311,498)
Capitalizations - intangible assets in service	135,148	(135,148)	(14,709)	14,709	427	(427)	-	-
Amortization of quotas - concession and authorization	(183,801)	-	34,171	-	(519)	-	(2,324)	(152,473)
Amortization of quotas - Pasep/Cofins credits	(8,735)	-	1,773	-	-	-	-	(6,962)
Write offs	(28,933)	(1,573)	-	-	(23)	-	-	(30,529)
Tranf. between intangible assets and assets allocated for future use	-	15	-	-	-	-	-	15
Monetary variations	-	(144)	-	-	-	-	-	(144)
As of September 30, 2010	1,366,154	628,279	(233,377)	(67,886)	2,355	24,074	64,391	1,783,990

16.1 Concession - Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated useful economic life of each asset of the distribution infrastructure, for purposes of determining the tariff, and to calculate the indemnity value of the assets that are returned when the concession period expires. This estimate is reasonable and adequate for accounting and regulatory effects and represents the best estimates of the economic useful lives of the assets accepted by the market for this industry.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Copel Distribuição, with expected average amortization of 15% per annum, limited to the concession period.

The residual value of each asset that exceeds the maturity period of the concession is allocated as accounts receivable related to the concession (Note 7).

16.2 Concession Contract Compagas

Intangible assets for the construction of the infrastructure and acquisition of the assets necessary to provide the gas distribution services and the right to charge users for the supply of gas. The construction of the infrastructure and acquisition of the assets are considered as services rendered from the Conceding Power.

The amortization period for the intangible asset reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas.

Upon extinction of the concession, reimbursement is anticipated for the investments made in the ten years prior to the end of the concession at the amortized reposition value, which results in recognition of a financial asset as from July 2014.

Amortization of the Intangible Assets reflects the anticipated standard consumption of the future economic benefits of the asset by Copel Distribuição, with average amortization anticipated at 15.14% per annum, limited to the concession period

16.3 Concession Contract Elejor Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., in December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which corresponded to a balance of R$ 18,476 as of September 30, 2011 (R$ 19.043 as of December 31, 2010). The straight line method amortization of concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of September 30, 2011 was R$ 565 (R$ 565 as of September 30, 2010).

Concession Contract

Intangible assets that refer to the right to use public assets UBP, under an onerous concession. These intangible assets are being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 Contracts payable related to the concession - use of public asset).

16.4 Copel Geração e Transmissão

Intangible asset that refers to the right to use public asset UBP, in the form of an onerous concession. These intangible asset is being amortized over the period of the concession contract and the liability is being amortized through payment (Note 24 Contracts payable related to the concession - use of public asset).

At September 30, 2011, the Group had R$ 12,099 (R$ 10,926 as of December 31, 2010) registered for the Concession Contract UHE Mauá, and R$ 12,871 (R$ 11,323 as of December 31, 2010) registered for the Concession Contract - UHE - Colíder.

16.5 Special liabilities

The special liabilities represent resources from the financial participation by customers, budget donations from the Government, federal, state and municipal funds and special credits assigned to investments used in the enterprises tied to the concession.

The scheduled date for settlement of these liabilities was the date for the end of the concession. As a result of Aneel Normative Resolution number 234, dated October 31, 2006, altered by ANEEL Regulatory Resolution number 338 of November 5, 2008, which establishes the general concepts, the methodologies applicable and the initial procedures for realizing the second cycle for the periodic review of tariffs for the concessionaries of electrical energy distribution services, the nature of these obligations was altered. Both the balance and the new additions are now amortized in the accounting records as from July 01, 2008, in accordance with ANEEL Ruling 3,073/06 and Official Circular letter number 1,314/07. Amortization is calculated using the same average rate for the corresponding assets.

16.6 Recoverable value of intangible asset (finite useful life)

At the end of 2010, the Company evaluated the recoverable value of its intangible assets based on the present value of estimated future cash flows, as reported in Note 18.7 of the Annual Financial Statements at December 31, 2010.

During the semester there were no events that required a new evaluation of the recoverable values of the intangible assets.

17    Payroll, Social Charges and Labor Accruals

		Consolidated
	9.30.2011	12.31.2010
Social security liabilities
Taxes and social contribution	23,972	29,987
Social security charges on paid vacation and 13th salary	33,245	18,866
	57,217	48,853
Labor Liabilities
Payroll, net	1,847	242
Vacation and 13th salary	106,118	60,022
Profit sharing	-	66,151
Profit sharing for the year	69,044	-
Voluntary redundancy	44,200	314
Assignements to third parties	1	2
	221,210	126,731
	278,427	175,584

18    Suppliers

		Consolidated
		9.30.2011	12.31.2010

Charges for use of grid system		79,298	67,771

Energy supplies		293,708	286,941

Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas		42,671	25,720
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)		52,563	48,312
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)		118,267	144,936
Other suppliers		216,374	183,824
		429,875	402,792
		802,881	757,504
	Current	684,614	612,568
	Noncurrent - NC	118,267	144,936

18.1 Petróleo Brasileiro S.A. - Petrobras Renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração Company, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Generation signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Generation remains.

18.2 Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
1º Auction - Product 2005	2005 to 2012	947.98	07.12.2004	57.51
1º Auction - Product 2006	2006 to 2013	457.85	07.12.2004	67.33
1º Auction - Product 2007	2007 to 2014	11.12	07.12.2004	75.46
2º Auction - Product 2008	2008 to 2015	69.59	02.04.2005	83.13
4º Auction - Product 2009	2009 to 2016	43.79	11.10.2005	94.91
5º Auction - Product 2007	2007 to 2014	160.11	14.12.2006	104.74
10º Auction Adjust . P -04M	March to June 2011	7.69	17.02.2011	101.80
10º Auction Adjust . P -10M	March to December 2011	20.12	17.02.2011	115.04
11º Auction Adjust . P -12M	Jan a Dez 2012	26.89	9.30.2011	73.63
		1,745.12
Auction of power from new facilities
1º Auction - Product 2008 Hydro	2008 to 2037	3.61	16.12.2005	106.95
1º Auction - Product 2008 Therm	2008 to 2022	25.93	16.12.2005	132.26
1º Auction - Product 2009 Hydro	2009 to 2038	3.26	16.12.2005	114.28
1º Auction - Product 2009 Therm	2009 to 2023	41.59	16.12.2005	129.26
1º Auction - Product 2010 Hydro	2010 to 2039	66.31	16.12.2005	114.57
1º Auction - Product 2010 Therm	2010 to 2024	64.30	16.12.2005	121.81
3º Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3º Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4º Auction - Product 2010 Therm	2010 to 2024	18.32	26.07.2007	134.64
5º Auction - Product 2012 Hydro	2012 to 2041	52.50	16.10.2007	129.14
5º Auction - Product 2012 Therm	2012 to 2026	117.27	16.10.2007	128.37
6º Auction - Product 2011 Therm	2011 to 2025	51.07	17.09.2008	128.42
7º Auction - Product 2013 Hydro	2013 to 2042	12.24	30.09.2008	98.98
7º Auction - Product 2013 Therm	2013 to 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 to 2041	106.00	10.12.2007	78.87
Jirau	2013 to 2042	141.51	19.05.2008	71.37
		1,119.78

19    Loans and Financing

Consolidated				Current liabilities		Non current liabilities
			9.30.2011	12.31.2010	9.30.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
IDB (19.1)	-	-	-	9,233	-	-
STN (19.2)	5,265	1,275	6,540	5,278	54,570	51,397
Eletrobrás	5	-	5	5	14	15
	5,270	1,275	6,545	14,516	54,584	51,412
Local currency
Banco do Brasil (19.3)	200	12,698	12,898	12,779	1,476,380	691,007
Eletrobrás (19.4)	45,307	9	45,316	44,643	227,014	257,673
BNDES - Compagas (19.5)	1,644	-	1,644	6,330	-	43
Finep (19.6)	1,952	11	1,963	1,967	4,392	5,855
BNDES (19.7)	6,708	2,552	9,260	1,389	154,277	137,496
Banco do Brasil
Repasse BNDES (19.8)	6,707	2,688	9,395	1,471	154,277	137,496
	62,518	17,958	80,476	68,579	2,016,340	1,229,570
	67,788	19,233	87,021	83,095	2,070,924	1,280,982

Parent Company				Current liabilities	Non current liabilities
			9.30.2011	12.31.2010	9.30.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
STN (19.2)	5,265	1,275	6,540	5,278	54,570	51,397
	.
Local currency
Banco do Brasil (19.3)	-	12,696	12,696	12,582	929,600	329,600
	5,265	13,971	19,236	17,860	984,170	380,997

Breakdown of loans and financing by type of currency and index

Currency (equivalent in R$) / Index
	9.30.2011%		12.31.2010%
Foreign currency
US dollar	61,129	2.83	56,695	4.16
Yen	-	-	-	-
IDB currency basket	-	-	9,233	0.68
	61,129	2.83	65,928	4.83
Local currency
TJLP	30	-	285,709	20.94
IGP -M	503	0.03	616	0.05
UFIR	118,255	5.48	125,363	9.19
FINEL	154,075	7.14	176,954	12.97
UMBND	335,208	15.53	6,373	0.47
CDI	1,488,745	68.99	703,134	51.54
	2,096,816	97.17	1,298,149	95.15
	2,157,945	100	1,364,077	100

Index and change in the main foreign currencies and indexes applied to the loans and financing

Currency/Index		Variation (%)
	9.30.2011	12.31.2010
U.S. dollar	11.30	(4.31)
IDB currency basket	0.00	3.86
TJLP	6.00	6.00
IGP -M	4.14	11.32
FINEL	0.82	2.18
UMBND	0.00	(3.76)
CDI	11.65	24.44

Maturity of noncurrent installments

	Foreign currency	Local currency		Consolidated
			9.30.2011	12.31.2010
2012	1,244	16,911	18,155	67,701
2013	2,489	199,842	202,331	188,168
2014	1,248	729,279	730,527	516,517
2015	-	552,442	552,442	183,780
2016	-	250,359	250,359	46,919
2017	-	33,126	33,126	30,188
2018	-	32,216	32,216	29,278
2019	-	29,468	29,468	26,530
2020	-	26,873	26,873	23,935
2021	-	21,773	21,773	18,834
2022	-	21,767	21,767	17,186
after 2022	49,603	102,284	151,887	131,946
	54,584	2,016,340	2,070,924	1,280,982

Changes in loans and financing

	Foreign currency		Local currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	799,197	799,197
Charges	1,875	-	95,204	35,568	132,647
Monetary and exchange variations	611	5,408	39	1,135	7,193
Transfers	2,236	(2,236)	49,130	(49,130)	-
Amortization - principal	(6,393)	-	(30,463)	-	(36,856)
Amortization - interest and variation	(6,300)	-	(102,013)	-	(108,313)
As of September 30, 2011	6,545	54,584	80,476	2,016,340	2,157,945

	Foreign currency		Domestic currency
Consolidated	current	non current	current	non current	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funding	-	-	-	430,059	430,059
Charges	2,739	-	59,406	2,757	64,902
Monetary and exchange variation	(708)	(833)	297	2,534	1,290
Transfers	12,348	(12,348)	40,935	(40,935)	-
Amortization - principal	(11,214)	-	(23,987)	-	(35,201)
Amortization - interest and variation	(12,639)	-	(74,804)	-	(87,443)
As of September 30, 2010	15,304	54,684	58,767	1,110,694	1,239,449

19.1 Inter-American Development Bank IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a.

The contract was settled on its maturity date, on January 15, 2011.

19.2 Secretaria do Tesouro Nacional - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Type of bonus	Term (years)	Final Maturity	Grace period (years)	Consolidated
				9.30.2011	12.31.2010
Par Bond	30	15.04.2024	30	30,047	26,591
Capitalization Bond	20	15.04.2014	10	7,730	7,947
Debt Conversion Bond	18	15.04.2012	10	2,803	3,761
Discount Bond	30	15.04.2024	30	20,530	18,376
				61,110	56,675

The annual interest rates and repayments are as follows:

	.
Type of bonus	Anual interest rate (%)	Amortizations
Par Bond	6.0	Single
Capitalization Bond	8.0	Six monthly
Debt Conversion Bond	Libor six monthly + 0.8750	Six monthly
Discount Bond	Libor six monthly + 0.8125	Single

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 12,599 e R$ 17,905, as of September 30, 2011 (R$ 10,850 e R$ 15,430 as of December 31, 2010), respectively. (Note 04).

19.3 Banco do Brasil S.A.

Contracts		Consolidated
	9.30.2011	12.31.2010
Private contract for credit assignme	533	651
Credit notes (2)	942,296	342,182
Contract for providing fixed credit	391,679	360,953
Contract for providing fixed credit	154,770	-
	1,489,278	703,786

1)

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel s accounts receivables;

2)	The following Parent Company credit notes:

Credit notes	Emission date	Maturity of principal	Financial charges maturing six monthly	Principal	Charges	Total
Comercial nº 330.600.129	31.01.2007	31.01.2014	106,5% da taxa média do CDI	29,000	611	29,611
Industrial nº 330.600.132	28.02.2007	28.02.2014	106,2% da taxa média do CDI	231,000	2,540	233,540
Industrial nº 330.600.151	31.07.2007	31.07.2014	106,5% da taxa média do CDI	18,000	379	18,379
Industrial nº 330.600.156	28.08.2007	28.08.2014	106,5% da taxa média do CDI	14,348	144	14,492
Industrial nº 330.600.157	31.08.2007	31.08.2014	106,5% da taxa média do CDI	37,252	373	37,625
Industrial nº 330.600.609	19.08.2011	21.07.2014	109,41% da taxa média do CDI	200,000	2,883	202,883
Industrial nº 330.600.609	19.08.2011	21.07.2015	109,41% da taxa média do CDI	200,000	2,883	202,883
Industrial nº 330.600.609	19.08.2011	21.07.2016	109,41% da taxa média do CDI	200,000	2,883	202,883
				929,600	12,696	942,296

Industrial Credit Note, number 330.600.609 for the amount of R$ 600,000, for the exclusive and only purpose of paying the debts. The financial charges will be paid every six months, due on every base date, such that with payment of the last installment, the debt will be liquidated. The full amount of R$ 600,000 was liberated on August 31, 2011.

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

3)

Fixed credit assignement, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment, will repay the deb in full.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was liberated in full on September 9, 2010.

4)

Contract nº 21/02248-8 for opening a fixed loan facility in the amount of R$ 150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereaux.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$ 150,000 was fully released on June 22, 2011.

19.4 Eletrobrás - Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the Luz para Todos rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobrás, for the amount of R$ 126,430 to be invested in the Luz para Todos Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was liberated, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobrás, for the amount of R$ 63,944 to be invested in the Luz para Todos Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$ 19,183 was liberated, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobrás, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$ 284 was liberated, and in August 2011, another R$ 1,935 was liberated, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.5 BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into subcredits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.6 Financiadora de Estudos e Projetos - Finep

Contracts		Consolidated
	9.30.2011	12.31.2010
Contact 02070791-00 (1)	3,727	4,586
Contact 02070790-00 (2)	2,628	3,236
	6,355	7,822

1)	Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the Generation Research and Development Project for 2007 .

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 liberated in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be liberated depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

2)	Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the Transmission Research and Development Project for 2007 .

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)

Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the BEL Project by Copel Telecomunicações. No disbursements under this agreement have been made as of the date hereof.

Refers to a loan of R$ 52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012 and the last one on April 15, 2019.

As of September 30, 2011, no amounts related to this loan have been liberated.

19.7 BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market ( Contratos de Compra de Energia no Ambiente Regulado or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555 and the fourth in June 2010, for the amount of R$ 27,489.

The contract contains provisions on accelerated maturity in certain conditions.

19.8 Banco do Brasil - Distribution of Funds from BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market ( Contratos de Compra de Energia no Ambiente Regulado or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748, the second in March 2010 for the amount of R$ 29,193 and the third in December 2010, for the amount of R$ 52,555 and the fourth in June 2011, for the amount of R$ 27,488.

The contract contains provisions on accelerated maturity in certain conditions.

19.9 Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At September 30, 2011 all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20    Debentures

Changes in Debentures

Consolidated		Current liabilities	Total
As of December 31, 2010		621,157	621,157
Charges		48,094	48,094
Amortization - principal		(600,000)	(600,000)
Amortization - interest and variation		(69,251)	(69,251)
As of September 30, 2011		-	-

Consolidated	Current liabilities	Non current liabilities	Total
As of December 31, 2009	54,195	753,384	807,579
Charges	46,628	-	46,628
Transfers	753,384	(753,384)	-
Amortization - principal	(177,908)	-	(177,908)
Amortization - interest and variation	(71,279)	-	(71,279)
As of September 30, 2010	605,020	-	605,020

20.1 Debentures - Controladora

The issuance of 60,000 debentures constituted the fourth single issuance carried out by the Company on September 1, 2006, in the amount of R$ 600,000, completed on October, 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee.

The interest on the nominal value of the debentures is 104% of the One-day Interbank Deposit (DI over) rate, "extra group", stated as a percentage per annum, on the basis of 252 business days, disclosed daily by the Clearing House for the Custody and Financial Settlement of Securities (CETIP) (at the DI rate) and calculated on the compound and cumulative interest method on a pro rata temporis basis for the business days elapsed. The interest corresponding to the capitalization period will be due and paid on a semi-annual basis, with the first due date on March 1, 2007 and the last on September 1, 2011. The debentures may not be renegotiated.

The funds obtained from the public distribution of debentures were used to extend debt maturities through the payment of financial obligations, as well as to the injection of cash. The funds obtained from the Issuance were used for the financial settlement of 1/3 of the principal value of the debentures of the 3rd issuance of the Issuer, due on February 1, 2007 and settlement of the principal of the debentures of the 2nd issuance of the Issuer, due on September 1, 2011.

The debentures from the fourth simple issue were liquidated in full on 01.09.2011.

21    Post-Employment Benefits

21.1 Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors management.

21.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3 Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

			Consolidated
		9.30.2011	12.31.2010

Pension plan (21.1)		8988	9111
Healthcare plan (21.2)		429,044	399,352
		438,032	408,463
	Current	24,541	24,255
	Non current	413,491	384,208

The amounts recognized in the statement of income are shown below:

		Consolidated
	9.30.2011	09.30.2010
Pension plan (CD)	35,963	39,907
Pension plan (CD) - management	414	292
Healthcare plan - post employment	41,304	20,868
Healthcare plan	24,951	22,829
Healthcare plan - management	29	6
	102,661	83,902
(-) Appropriation in fixed and intangible assets in progress (a)	(5,330)	(5,492)
	97,331	78,410

a) Amount refers to appropriation of direct labor for fixed assets and intangible assets in progress, not considered to be administrative costs.

21.4 Changes in the Post-Employment Benefits balance

	Current	Noncurrent
Consolidated	liabilities	liabilities	Total
As of December 31, 2010	24.255	384.208	408.463
Appropriation of actuarial calculation	-	41.304	41.304
Pension and healthcare contributions	61.357	-	61.357
Transfers	12.021	(12.021)	-
Amortizations	(73.092)	-	(73.092)
As of September 30, 2011	24.541	413.491	438.032

	Current	Noncurrent
Consolidated	laibilities	liabilities	Total
As of December 31, 2009	22.505	352.976	375.481
Appropriation of actuarial calculation	-	20.868	20.868
Private pension and health contributions	63.034	-	63.034
Transfers	13.288	(13.288)	-
Amortizations	(75.440)	-	(75.440)
As of September 30, 2010	23.387	360.556	383.943

21.5 Actuarial valuation pursuant to CVM Ruling no. 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2010, is presented in note 23 to the Annual Financial Statements at December 31, 2010.

22    Regulatory Charges

		Consolidated
	9.30.2011	12.31.2010
Fuel consumption account - CCC	30,154	27,607
Energy development account - CDE	20,718	18,807
Global reversal of reserve - RGR	25,894	9,691
	76,766	56,105

23    Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel s balances allocated to Research and Development (P&D) and Energy Efficiency (PEE) are detailed below:

Balances registered to invest in P&D and PEE

.	Applied and	Balance	Balance as of	Balance as of	Balance as of
	unfinished	to collect	apply	9.30.2011	12.31.2010
Research and Development - R&D
FNDCT	-	3,043	-	3,043	2,686
MME	-	1,525	-	1,525	1,344
R&D	13,547	-	103,307	116,854	109,061
	13,547	4,568	103,307	121,422	113,091
Energy efficiency program - EEP	65,132	-	78,491	143,623	133,632
	78,679	4,568	181,798	265,045	246,723
			Current	130,119	155,991
			Noncurrent	134,926	90,732

Changes in balances for P&D and PEE

	FNDCT	MME		R&D		EEP
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	13,017	6,508	1,239	11,808	-	17,925	50,497
Selic Interest rate	-	-	173	7,711	-	6,121	14,005
Transfers	-	-	(629)	629	-	-	-
Payments	(12,659)	(6,328)	-	-	-	-	(18,987)
Concluded projects	-	-	(13,138)	-	(14,055)	-	(27,193)
As of September 30, 2011	3,044	1,524	27,978	88,876	97,573	46,050	265,045

	FNDCT	MME		R&D		EEP
	current	current	current	non current	current	non current	Consolidated
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	11,863	5,913	943	11,203	-	15,786	45,708
Selic Interest rate	-	-	574	4,185	-	10,479	15,238
Transfers	-	-	(13)	13	-	-	-
Payments	(10,419)	(5,207)	-	-	-	-	(15,626)
Concluded projects	-	-	(9,653)	-	(1,849)	-	(11,502)
As of September 30, 2011	2,769	1,388	41,504	70,309	67,496	61,850	245,316

24    Accounts Payable related to concession Use of Public Asset

Referem-se aos encargos de outorga de concessão pela Utilização do Bem Público - UBP incorridos a partir do início de operação do empreendimento até a data final da concessão, sendo a contrapartida do valor registrada no ativo Intangible Assets.

Consolidated			Noncurrent Liabilities
		Current Liabilities
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Copel Geração e Transmissão
Mauá HPP (24.1.1)	794	-	11,305	10,926
Colider HPP (24.1.2)	-	-	12,871	11,323
Elejor
Fundão-Santa Clara Hidroelectric Power Plant (24.2.1)	44,262	40,984	345,530	317,850
	45,056	40,984	369,706	340,099

For the nine months period ended September 30, 2011, the amount of R$ 61,696 (R$ 38,600 for the same period in 2010) was registered as expenses to financial expenses and the amount of R$ 6,064 (R$ 6,824 for the same period in 2010) as amortization of intangible assets.

24.1 Generation and Transmission

24.1.1 Mauá Hydroelectric Power Plant (Note 15.6)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME UHE Mauá.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Amplified Cusumer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession use of public property at September 30, 2011 was R$ 12,099.

24.1.2 Colíder Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 1,256, pursuant to article 6 of Concession Contract no. 001/11 - MME UHE Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Amplified Consumer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of accounts payable related to the concession use of public property at September 30, 2011 was R$ 12,871.

24.2 Elejor

24.2.1 Complexo Energético Fundão Santa Clara AHEs Fundão e Santa Clara

As payment for the use of the public property, referred to in this contract, Elejor will pay the Government, from the 6th until the 35th year of the concession, or whilst it exploits the hydroelectric activities, the value of the monthly installments equivalent to 1/12 of the proposed annual payment of R$ 19,000, in accordance with Bidding Confirmation Term, in accordance with clause six of Concession Contract 125/01 ANEEL Complexo Energético Fundão Santa Clara AHE s Fundão e Santa Clara.

The installments will be corrected annually or during a period permitted by legislation, based on the variation in the IPCA Consumer Price index as from May 2001.

The main amount on the date of signing the concession contract was R$ 570,000. This amount is corrected monthly by the variation in the IGP-M and offset against the monthly amounts paid, and as of September 30, 2011 amounted to R$ 1,083,018 (as of December 31, 2010, R$ 1,041,968).

As of September 30, 2011, the balance adjusted to present value was recorded to liabilities for the amount of R$ 389,792 (R$ 358,834 as of December 31, 2010).

The present value calculation was based on a real and net discount rate of approximately 11% p.a., compatible with the estimated long term rate, and not tied to the expected return from the project.

This concession was granted on October 23, 2001, and the contract was signed on October 25, 2001 and the maturity date is anticipated for October 25, 2036.

25    Other Accounts Payable

		Consolidated
	9.30.2011	12.31.2010
Current Liabilities
Financial compensation for use of water resources	22,861	16,135
Public lighting fee collected	12,843	18,224
Customers	21,586	7,107
Reimbursements to customer contributions	8,574	7,027
Pledges in guarantee	7,048	5,946
Indemnity Apucaraninha indigenous community	2,896	2,759
Aneel investigation fee	1,694	1,638
Consortium partners	2,634	339
Advances received from customers	256	606
Insurance entities	4,669	3,005
Other liabilities	6,521	8,522
	91,582	71,308

26    Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in this reserve

			Recorded fixed
Consolidated	Balance as of	Adições	asset		Balance as of
	12.31.2010	(-) Reversões	in progress	Settled	9.30.2011
Tax
Cofins (26.1)	234,563	-	-	-	234,563
Others taxes	86,916	(19,913)	-	(852)	66,151
	321,479	(19,913)	-	(852)	300,714
Labor	146,348	2,434	-	(11,670)	137,112
Employee Benefits	53,245	10,262	-	(12,404)	51,103
Civil
Suppliers (26.2)	86,101	1,745	-	-	87,846
Civil and administration claims	73,237	28,730	-	(8,412)	93,555
Easements	9,065	(3,789)	-	(484)	4,792
Condemnation and real estate (26.3)	132,709	5,595	11,941	-	150,245
Customers	5,305	169	-	(18)	5,456
	306,417	32,450	11,941	(8,914)	341,894
Environmental claims	42	62	-	-	104
Regulatory (26.4)	38,847	7,479	-	-	46,326
	866,378	32,774	11,941	(33,840)	877,253

Consolidated	Balance as of	Recorded		Balance as of
	31.12.2009	(-) Reversals	Settled	09.30.2010
Tax	77,858	19,754	(2)	97,610
Labor	123,259	38,490	(7,610)	154,139
Employee Benefits	35,172	10,891	(5,017)	41,046
Civil
Suppliers	84,024	1,467	-	85,491
Civil and administration claims	57,213	(5,048)	(5,289)	46,876
Easements	14,902	(4,775)	(124)	10,003
Condemnation and real estate	125,339	7,242	(70)	132,511
Customers	5,324	20	(15)	5,329
	286,802	(1,094)	(5,498)	280,210
Environmental claims	10	30	-	40
Regulatory	37,010	(7)	(6,278)	30,725
	560,111	68,064	(24,405)	603,770

Parent Company	Balance as of	Recorded		Balance as of
	12.31.2010	(-) Reversals	Settled	9.30.2011
Tax
Cofins (26.1)	234,563	-	-	234,563
Others taxes	45,718	(8,833)	(517)	36,368
	280,281	(8,833)	(517)	270,931
Civil	7,883	2,498	-	10,381
Regulatory (26.4)	10,296	-	-	10,296
	298,460	(6,335)	(517)	291,608

Parent Company	Balance as of			Balance as of
	31.12.2009	Recorded	Settled	09.30.2010
Tax	44,357	8,985	-	53,342
Civil	328	6,265	(2,318)	4,275
Regulatory	9,249	-	-	9,249
	53,934	15,250	(2,318)	66,866

Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of June 31, 2011 are consistent with those reported in Note 28 of the Annual Financial Statements as of December 31, 2010.

26.1 COFINS Tax

Lawsuit no. 10980.004398/2010-09 Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no.9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge arises from the understanding by the Brazilian Federal Revenue Services that Copel had declared through DCTF and/or DIPJ, at the appropriate time, that it had a debtor balance for the amount of R$ 40,678 for Cofins in the period charged, and that the liability period for the tax authorities to collect this tax credit had been suspended as from the time of the sentence for the injunction 95.0011037-7, which recognized the Company s immunity from paying Cofins, but that this was rescinded by the sentence passed by the Federal Regional Courts from the 4th Region in the sentence for process 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office s to consider the principal amount of R$ 40,246 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in Curitiba, for which a sentence was given against COPEL, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative jurisdiction. An appeal requesting clarification of the decision given in the sentence was filed by Copel, which is pending judgment. An appeal on the merits of the case will subsequently be filed which will seek to amend the content of the aforementioned sentence.

Since Summons number 09/2010 was judged as valid by the Supreme Court, it is possible that the Government will immediately register the tax credit as an outstanding debt and implement the tax enforcement of such, with respect to the principal sum for the COFINS debt, of R$ 40,246, for the period August 1995 to December 1996. The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23.

Lawsuit no. 10980.720458/2011-15 Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of Cofins for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

26.2 Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Getúlio Vargas Foundation, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney s fees. The Company has filed for a court order making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified, and thus what remains, besides the legal discussion in question, is the possibility of execution of any remaining balance that may be determined as a result of the legal actions in question, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to September 30, 2011, which amounts to R$ 103,990. Of this amount, R$ 16,145 has been recorded to suppliers.

26.3 Ivaí Engenharia de Obras S.A.

In the declaratory action that was considered in the lower Treasury Courts for Curitiba, recognized the right of the company Ivai to receive credits from Copel Geração e Transmissão as a result of executing contract D-01, the object of which was to execute deviation works from the River Jordão, and consisting of the amount to compensate for the supposed financial imbalance from this contract. Based on this decision, Ivai filed a collection claim, which was considered by the 4th Treasury Courts for Curitiba, and the sentenced, which is being contested by Copel, determined the payment of R$ 180,917, which is the historic value as of October 31, 2005, which should be corrected by the average between the INPC and the IGP-DI, plus interest for late payment of 1% per month, from this date, as well as the legal fees, which amount to 3.2% of this amount.

With respect to the dispute in question, in the Writ of Prevention in the report from the state secretary Castro Meira, filed with the STJ under number 15,372 PR, an injunction was granted in favor of Copel to attribute a suspensive effect for the collection process in question, which also resulted in the suspension of the provisionary execution that had been filed by Ivai.

The Special Appeal received in the collection action is awaiting judgment, which is also in the report from the state secretary Castro Meira, filed under number 1096906 and special appeal in the rescissory action of a report of Judge Arnaldo Esteves Lima, filed under number 1121458.

In summary, given the peculiarities of the process in question, the Legal Directors consider this demand to represent a probable loss. Consequently, a financial provision has been recorded for this legal claim at September 30, 2011, for the amount of R$ 124,213.

26.4 Regulatórias

The Company is discussing, in the administrative and judicial spheres, notifications from the Regulatory Body regarding possible non compliance with regulatory norms, amongst others, the amount of R$ 33,812, which refers to legal actions involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., against Aneel Order number 288/02. The probable successful outcome of the actions referred to above will result in alterations to the accounting registers of CCEE, which will require provisions to be recorded for these amounts, given that Copel will be asked to settle the amounts for which it is responsible.

Possible Lawsuits

	9.30.2011	12.31.2010
Tax	1,135,874	1,049,099
Labor	166,556	115,626
Employee Benefits	34,681	32,796
Civil	333,999	141,233
Regulatory (a)	13,820	1,629,001
	1,684,930	2,967,755

a) Mercado Atacadista de Energia MAE was extinct, and on November 12, 2004, its activities, its assets and liabilities were absorbed by CCEE, which was incorporated in the form of a private corporate entity, under regulation and investigation by Aneel.

The data on sales of energy by Copel Distribuição, considered in the accounting records of MAE, now CCEE, were not recognized by the Company as being effective and definitive for the years 2000, 2001 and the first quarter of 2002. These data were calculated based on criteria and amounts that take into consideration decisions by the regulatory agency, which are being contested, and the Company has forwarded, via administrative and legal means, measures against such decisions.

The claim is based mainly on the fact that the Company had sold energy, which should not act as the basis for the calculation prepared by the regulatory body, to comply exclusively with contracts with customers located in the market for the South east region. At December 31, 2010, the estimated amount for the differences in the calculation was approximately R$ 1,473,000, which had not been recognized by the Company to liabilities - suppliers.

At March 31, 2011, Management, based on the decision given by the lower courts in favor of the Company and supported by the opinion given by its legal advisors, considered the chances of loss from the final decision for these legal processes to be remote, maintaining this decision at September 30, 2011.

27    Shareholders Equity

27.1 Equity attributable to Parent Company

27.1.1 Stock Capital

As of September 30, 2011, Copel s paid-in share capital was R$ 6,910,000 (R$ 6,910,000 as of December 31, 2010). The different classes of shares (with no par value) and main shareholders are detailed below:

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,486,289	13.44	129,439	33.69	57,520,418	44.85	77,136,146	28.19
NYSE (2)	135,075	0.09	-	-	43,254,632	33.73	43,389,707	15.86
Latibex (3)	-	-	-	-	129,297	0.10	129,297	0.05
Municipalities	178,393	0.12	9,326	2.43	3,471	0.01	191,190	0.07
Other shareholders	373,176	0.25	245,385	63.88	36,682	0.03	655,243	0.23
	145,031,080	100	384,150	100	128,240,145	100	273,655,375	100
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of September 30, 2011 is shown below:

	Number of shares	Market value

Common shares	145,031,080	4,350,971
Class A preferred shares	384,150	15,370
Class B preferred shares	128,240,145	4,341,594
	273,655,375	8,707,935

Each common share entitles its holder to one vote in the general shareholders meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class A preferred shares have priority in the distribution of minimum annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class, paid until December 31, 2011.

Class B preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company s by-laws, calculated proportionately to the capital represented by the shares of this class. Class B shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class A shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27.1.2 Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

27.1.3 Basic and diluted profit per share

.
		Parent Company
	9.30.2011	9.30.2010
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class A preferred shares	1,453	1,268
Class B preferred shares	480,427	412,558
Common shares	493,951	424,193
	975,831	838,019
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class A preferred shares	388,140	394,264
Class B preferred shares	128,236,155	128,230,031
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Class A preferred shares	3.7435	3.2161
Class B preferred shares	3.7464	3.2173
Common shares	3.4058	2.9248

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2 Equity attributable to non-controlling interest

Consolidated
	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,814)	-	(30,814)
Proposed dividends	(6,334)	-	-	(6,334)
Results for the period	12,634	90	(465)	12,259
As of September 30, 2011	101,693	10,740	128,381	240,814

Consolidated
	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	91,478	6,634	130,253	228,365
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(1,278)	-	-	(1,278)
Results for the period	17,652	4,834	(553)	21,933
As of September 30, 2010	107,852	65,468	129,700	303,020

28    Operating Revenues

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						9.30.2011
Electricity sales to final customers	2,748,977	(256,507)	(733,388)	(22,219)	-	1,736,863
Electricity sales to distributors	1,216,704	(114,579)	(296)	(45,126)	-	1,056,703
Charges for the use of the main transmission grid	3,865,352	(350,463)	(955,923)	(515,482)	-	2,043,484
Construction revenues	476,592	-	-	-	-	476,592
Revenues from telecommunications	112,835	(6,892)	(18,347)	-	(459)	87,137
Distribution of piped gas	254,791	(23,200)	(31,964)	-	(8)	199,619
Other operating revenues	99,425	(9,553)	(1)	(6,886)	(769)	82,216
	8,774,676	(761,194)	(1,739,919)	(589,713)	(1,236)	5,682,614

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						9.30.2010
Electricity sales to final customers	2,640,756	(244,846)	(711,782)	(21,739)	-	1,662,389
Electricity sales to distributors	1,090,691	(106,885)	(308)	(40,462)	-	943,036
Charges for the use of the main transmission grid	3,082,570	(285,183)	(761,977)	(416,876)	-	1,618,534
Construction revenues	455,216	-	-	-	-	455,216
Revenues from telecommunications	94,553	(5,452)	(17,026)	-	(638)	71,437
Distribution of piped gas	226,815	(18,775)	(28,546)	-	(50)	179,444
Other operating revenues	100,807	(12,825)	(2)	(6,389)	(722)	80,869
	7,691,408	(673,966)	(1,519,641)	(485,466)	(1,410)	5,010,925

28.1 Regulatory Charges

		Consolidated
	9.30.2011	9.30.2010
Fuel Consumptuon Account (CCC)	257,111	197,995
Energy Development Account (CDE)	187,078	170,221
Global Reversal Reserve (RGR)	84,275	62,235
Research and Development and Energy Efficiency Programs - R&D and EEP	50,497	45,526
Other charges	10,752	9,489
	589,713	485,466

28.2 Power sales to final customers and use of the power grid by customer category

Consolidated
	Electicity sales to final customers		Use of the power grid
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Residential	917,277	872,425	1,194,599	972,060
Industrial	921,684	898,425	1,066,256	881,426
Commercial, services and other activities	601,807	569,811	818,130	640,166
Rural	116,786	110,880	158,037	123,054
Public agencies	77,112	76,068	104,641	84,938
Public lighting	56,440	58,541	81,216	65,442
Public services	57,871	54,606	78,546	61,150
Free consumers	-	-	152,644	129,889
Basic Network, BN connections, and connection grid	-	-	1,956	2,095
Operation and maintenance (O&M) revenues	-	-	33,113	32,677
Effective interest revenues	-	-	176,214	89,673
	2,748,977	2,640,756	3,865,352	3,082,570

28.3 Power sales to distributors

		Consolidated
	9.30.2011	9.30.2010
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	936,284	841,759
Bilateral contracts	176,021	164,728
Electric Energy Trading Chamber - CCEE	104,399	84,204
	1,216,704	1,090,691

28.4 Other operating revenues

		Consolidated
	9.30.2011	9.30.2010
Leases and rents	66,475	68,557
Revenues from services	28,103	25,166
Charged service	3,641	5,755
Other revenues	1,206	1,329
	99,425	100,807

29    Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	Consolidated
					9.30.2011
Electricity purchased for resale (29.1)	(1,611,531)	-	-	-	(1,611,531)
Use of main distribution and transmission grid (29.2)	(473,562)	-	-	-	(473,562)
Personnel and management (29.3)	(520,731)	(5,453)	(151,242)	-	(677,426)
Pension and healthcare plans (21)	(75,727)	(540)	(21,064)	-	(97,331)
Materials and supplies (29.4)	(51,467)	(519)	(6,674)	-	(58,660)
Raw materials and supplies for power
generation	(20,149)	-	-	-	(20,149)
Natural gas and supplies for the gas business	(132,925)	-	-	-	(132,925)
Third-party services (29.5)	(188,869)	(22,789)	(63,805)	-	(275,463)
Depreciation and amortization	(383,920)	(30)	(22,917)	(1,113)	(407,980)
Accruals and provisions (29.6)	-	(32,513)	-	(48,907)	(81,420)
Construction cost (29.7)	(475,228)	-	-	-	(475,228)
Other costs and expenses (29.8)	(692)	2,986	(57,068)	(169,127)	(223,901)
	(3,934,801)	(58,858)	(322,770)	(219,147)	(4,535,576)

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	Consolidated
					9.30.2010
Electricity purchased for resale (29.1)	(1,460,014)	-	-	-	(1,460,014)
Use of main distribution and transmission grid (29.2)	(431,204)	-	-	-	(431,204)
Personnel and management (29.3)	(434,413)	(3,781)	(113,716)	-	(551,910)
Pension and healthcare plans (21)	(61,606)	(434)	(16,370)	-	(78,410)
Materials and supplies (29.4)	(57,057)	(849)	(5,909)	-	(63,815)
Raw materials and supplies for power
generation	(19,179)	-	-	-	(19,179)
Natural gas and supplies for the gas business	(104,417)	-	-	-	(104,417)
Third-party services (29.5)	(176,755)	(21,499)	(48,074)	-	(246,328)
Depreciation and amortization	(388,462)	(6)	(20,724)	(2,872)	(412,064)
Accruals and provisions (29.6)	-	(20,716)	-	(79,683)	(100,399)
Construction cost (29.7)	(454,983)	-	-	-	(454,983)
Other costs and expenses (29.8)	(3,329)	4,608	(31,643)	(125,767)	(156,131)
	(3,591,419)	(42,677)	(236,436)	(208,322)	(4,078,854)

The parent company s operating costs and expenses comprise the following:

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			9.30.2011
Personnel and management (29.3)	(5.710)	-	(5.710)
Pension and healthcare plans	(443)	-	(443)
Materials and supplies	(37)	-	(37)
Third-party services (29.5)	(3.225)	-	(3.225)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (29.6)	-	6.335	6.335
Other operating expenses	(8.541)	148	(8.393)
	(17.956)	5.917	(12.039)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	Parent Company
			9.30.2010
Personnel and management (29.3)	(5.030)	-	(5.030)
Pension and healthcare plans	(270)	-	(270)
Materials and supplies	(9)	-	(9)
Third-party services (29.5)	(3.721)	-	(3.721)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (29.6)	-	(15.250)	(15.250)
Other operating expenses	(588)	173	(415)
	(9.618)	(15.643)	(25.261)

29.1 Electricity purchased for resale

.
	Consolidated
	9.30.2011	9.30.2010
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	338,208	355,873
Furnas Centrais Elétricas S.A. - auction	281,893	264,056
Companhia Hidro Elétrica do São Francisco - Chesf - auction	261,389	246,080
Itiquira Energética S.A.	101,947	95,284
Tradener Ltda.	95,627	87,733
Companhia Energética de São Paulo - Cesp - auction	86,625	81,259
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	77,531	62,560
Program for incentive to alternative energy sources - Proinfa	77,160	79,523
Petróleo Brasileiro S.A. - Petrobras - auction	46,494	44,922
Electric Energy Trading Chamber - CCEE	41,507	38,695
Dona Francisca Energética S.A.	29,579	27,878
Companhia Energética de Minas Gerais - Cemig - auction	26,373	4,464
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	25,355	56,128
Cia. Estadual de Geração e Transmissão de Energia Elétrica S. A. - CEEE - auction	22,437	21,115
Light S.A. - auction	21,854	-
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	16,480	15,390
Tractbel Energia S. A. - auction	15,333	14,294
Duke Energy International, Geração Paranapanema S.A. - auction	11,481	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(143,030)	(154,271)
Others - auction	177,288	119,031
	1,611,531	1,460,014

29.2 Use of main transmission grid

		Consolidated
	9.30.2011	9.30.2010
Furnas Centrais Elétricas S.A.	97,516	96,710
Cia Transmissora de Energia Elétrica Paulista - Cteep	56,304	51,690
Companhia Hidro Elétrica do São Francisco - Chesf	45,847	45,705
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	41,510	36,592
Eletrosul Centrais Elétricas S.A.	32,484	33,883
Companhia Energética de Minas Gerais - Cemig	16,956	20,264
TSN Transmissora Nordeste Sudeste de Energia S.A.	16,827	15,690
Novatrans Energia S.A.	16,666	15,705
National System Operator - ONS	14,446	14,333
Empresa Amazonense de Transmissão de Energia - Eate	13,894	13,074
Cia Estadual de Geração e Transmissão de Energia Elétrica S. A. - CEEE	13,711	13,497
ATE II Transmissora de Energia S.A.	7,252	6,680
Empresa Norte de Transmissão de Energia S.A. - Ente	7,187	6,645
Itumbiara Transmissora de Energia Ltda	6,838	6,318
Expansion Transmissora de Energia Elétrica S.A.	6,379	6,027
Empresa Transmissora de Energia Oeste Ltda - Eteo	5,725	5,330
STN Sistema de Transmissão Nordeste S.A	5,703	5,399
NTE Nordeste Transmissora de Energia S.A	4,943	4,675
ATE Transmissora Energia S.A	4,764	4,252
Integração Transmissão Energia - Intesa	4,489	4,141
Serra Mesa Transm. Energia Ltda. - SMTE	4,253	3,623
ATE III Transmissora Energia S.A	3,815	3,558
LT Triângulo S.A.	3,797	3,494
SC Energia - Empresa Transmissora Energia Sta Catarina	3,541	3,369
Empresa Paraense Transmissão de Energia S/A - Etep	3,179	3,032
Arthemis Transmissora de Energia S.A	3,076	2,828
IENNE - Interligação Elétrica Norte Nordeste	1,839	-
Encargo de Energia de Reserva - ER	10,486	-
System Service Charges - ESS	9,894	14,241
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(43,858)	(48,121)
Others	54,099	38,570
	473,562	431,204

29.3 Personnel and Management Expenses

		Parent Company	Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Personnel
Wages and salaries	-	-	439,878	364,224
Social charges on payroll	-	-	154,760	132,985
	-	-	594,638	497,209
Profit sharing	-	-	69,912	42,266
Meal assistance and education allowance	-	-	50,268	44,836
Compensation - Voluntary termination Program/retirement	-	-	50,748	13,958
	-	-	765,566	598,269
(-) Transfers to construction in progress (a)	-	-	(96,233)	(54,003)
	-	-	669,333	544,266
Management
Wages and salaries	4,509	3,983	6,569	6,286
Social charges on payroll	1,201	1,047	1,524	1,344
Other expenses	-	-	-	14
	5,710	5,030	8,093	7,644
	5,710	5,030	677,426	551,910

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

29.4 Materials and Supplies

		Consolidated
	9.30.2011	9.30.2010
Fuel and vehicle parts	19,057	18,200
Materials for the electric system	17,925	22,965
Cafeteria supplies	6,815	5,731
Materials for civil construction	4,146	5,423
Office supplies	3,220	3,112
Security	1,905	1,368
Tools	1,354	1,220
Lodging Supplies	1,144	1,087
IT Equipment	1,080	786
Clothing and uniforms	779	1,857
Cleaning and preservation	539	447
Other Materials	696	1,619
	58,660	63,815

29.5 Services from third-parties

		Parent Company	Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Transmission grid	-	-	65,757	65,051
Authorized and registered agents	-	-	19,034	18,011
Data processing and transmission	-	-	18,865	15,207
Meter reading and bill delivery	-	-	18,534	21,424
Telephone services	-	-	14,676	9,159
Administrative support services	-	-	14,619	13,186
Technical, scientific and administrative consulting	1,058	1,315	14,295	18,558
Security	-	-	13,955	12,633
Travel	337	137	12,954	10,299
Civil maintenance services	-	-	10,200	7,917
Personnel training	26	1	8,705	6,948
Upkeep of right of way areas	-	-	8,677	7,785
Services in "green areas"	-	-	7,096	4,888
Customer service	-	-	5,118	5,423
Vehicle maintenance and repairs	-	-	4,572	3,812
Cargo shipping	-	-	3,402	3,236
Postal services	-	-	3,069	2,614
Telephone operator	-	-	2,636	2,631
Auditing	1,274	1,484	2,090	2,300
Satellite communications	-	-	2,065	3,519
Advertising	383	326	1,505	1,271
Other services	147	458	23,639	10,456
	3,225	3,721	275,463	246,328

29.6 Accruals and provisions

	Parent Company			Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Allowance for doubtful accounts
Trade account receivable	-	-	32,415	20,530
Other receivables			98	186
			32,513	20,716

Provisions for losses on taxes recoverable	-	-	16,133	-

Reserve (reversals) for risks (Note 26)
Tax	(8,833)	8,985	(19,913)	19,754
Labor	-	-	2,434	38,489
Employee benefits	-	-	10,262	10,891
Suppliers	-	-	1,745	1,467
Civil and administrative claims	2,498	6,265	28,730	(5,048)
Easement of necessity	-	-	(3,789)	7,507
Expropriation and equity	-	-	5,595	6,580
Customers	-	-	169	20
Environmental	-	-	62	30
Regulatory	-	-	7,479	(7)
	(6,335)	15,250	32,774	79,683
	(6,335)	15,250	81,420	100,399

29.7 Cost of construction

The table below shows the balances of the cost of construction allocated to the respective types of expenditure:

		Consolidated
	9.30.2011	9.30.2010
Materials and supplies	276,258	281,565
Third-party services	137,232	98,297
Personnel and management	48,059	41,750
Other	13,679	33,371
	475,228	454,983

29.8 Other operating costs and expenses

		Consolidated
	9.30.2011	9.30.2010
Financial compensation for use of water resources	94,254	88,980
Losses in the decommissioning and disposal of assets	48,092	18,022
Indemnities	31,101	11,296
Taxes	14,669	10,687
ANEEL inspection fee	14,614	15,005
Leases and rents	13,236	11,732
Insurance	5,675	5,565
Own power consumption	5,471	4,799
Advertising	3,173	2,811
Provision for losses - receivables related to concession	5,464	15,355
Sports incentives, Rouanet Law and fund for the rights of children and t e	2,510	2,580
Recovery of costs and expenses	(30,944)	(37,416)
Other costs and expenses, net	16,586	6,715
	223,901	156,131

30    Financial Income (Expenses)

	Parent Company			Consolidated
	9.30.2011	9.30.2010	9.30.2011	9.30.2010
Financial revenues
Return on financial investments held for trading	3,063	17,620	167,790	106,576
Return on financial investments held for sale	13	10	11,418	6,256
Return on financial investments held until maturity	-	42	2,636	3,435
Monetary variation of receivables related to concession	-	-	79,951	100,411
Monetary variation of CRC transfer (Note 6)	-	-	55,186	96,927
Return on CRC transfer (Note 6)	-	-	64,007	59,960
Penalties on overdue bills	-	-	50,305	53,918
Interest on prepaid taxes	7,914	6,626	13,971	13,758
Fines	-	-	10,793	8,944
Interest and commissions on loan agreements	81,026	63,275	-	-
Other financial revenues	848	4,587	4,145	8,734
	92,864	92,160	460,202	458,919
(-) Financial expenses
Debt charges	94,706	67,773	115,184	94,641
Monetary variation of payables related to concession - use of public property	-	-	61,696	38,600
PIS/Pasep and Cofins tax of interests on own capital	29,196	10,958	30,043	11,359
Monetary and exchange variations	1	1	19,104	16,981
Interest on R&D and EEP	-	-	14,005	15,238
Interest on tax installments	6,786	7,251	8,118	11,482
IOF tax	11,270	10	20,016	16,937
Other financial expenses	12,264	-	26,193	11,109
	154,223	85,993	294,359	216,347
	(61,359)	6,167	165,843	242,572

31    Operational Segments

31.1 Products and services which generate revenues for the reporting segment

The Company operates in five reporting segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended September 30, 2011 all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues during the nine months period ended September 30, 2011.

The Group s reporting segments are:

Power generation and transmission (GET) this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária and Centrais Eólicas do Paraná;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

31.2 Assets per reporting segment

ASSETS 9.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL ASSETS	10,121,337	7,590,322	350,095	282,698	13,600,685	(13,044,493)	18,900,644
CURRENT ASSETS	1,640,685	2,322,613	59,836	84,522	1,315,924	(1,246,637)	4,176,943
Cash and cash equivalents	1,071,281	734,957	3,268	45,321	15,434	(379,806)	1,490,455
Financial investments - securities	110,118	33,638	-	1,993	161	379,995	525,905
Restricted Financial investments - collaterals and escrow accounts	533	2	-	726	-	-	1,261
Trade accounts receivable	279,275	1,210,626	35,549	33,302	-	(49,284)	1,509,468
Dividends receivable	5,106	-	-	-	1,199,760	(1,197,061)	7,805
CRC tranferred to State Government of Paraná	-	63,734	-	-	-	-	63,734
Receivable related to concession	73,086	-	-	-	-	-	73,086
Other receivables	72,743	119,022	1,797	828	29	(481)	193,938
Inventories	21,334	86,902	14,853	1,421	-	-	124,510
Income tax and social contribution	4,237	25,546	666	4	100,532	-	130,985
Other current recoverable taxes	(343)	36,431	3,200	564	-	-	39,852
Prepaid expenses	3,315	11,755	503	363	8	-	15,944
NONCURRENT ASSETS	8,480,652	5,267,709	290,259	198,176	12,284,761	(11,797,856)	14,723,701
Long term assets	1,127,585	3,935,699	18,465	23,931	1,508,632	(1,158,561)	5,455,751
Financial investments	12,156	30,504	-	-	-	-	42,660
Trade accounts receivable	-	39,085	105	11,850	-	(11,850)	39,190
CRC tranferred to State Government of Paraná	-	1,288,889	-	-	-	-	1,288,889
Judicial deposits	15,739	164,282	508	215	222,937	-	403,681
Receivable related to concession	939,607	1,960,780	-	-	-	-	2,900,387
Advances to suppliers	-	-	-	10,770	-	-	10,770
Other receivables	1,878	3,206	-	164	-	-	5,248
Income tax and social contribution	18,744	-	-	-	-	-	18,744
Other current recoverable taxes	1,194	63,461	9,024	-	-	-	73,679
Deferred Income tax and social contribution	138,267	385,492	8,828	932	138,984	-	672,503
Receivable from other related parties	-	-	-	-	1,146,711	(1,146,711)	-
Investments	389,589	4,232	-	-	10,776,129	(10,657,773)	512,177
Property, plant and equipment, net	6,707,050	-	256,689	-	-	-	6,963,739
Intangible assets	256,428	1,327,778	15,105	174,245	-	18,478	1,792,034

31.3 Liabilities per reporting segment

LIABILITIES 9.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

TOTAL LIABILITIES	10,121,337	7,590,322	350,095	282,698	13,600,685	(13,044,493)	18,900,644
CURRENT LIABILITIES	1,272,200	1,682,729	47,774	67,562	198,109	(1,253,177)	2,015,197
Payroll and labor provisions	71,692	186,201	16,557	3,787	190	-	278,427
Suppliers	194,610	484,978	10,404	43,888	393	(49,659)	684,614
Income tax and social contribution	111,568	23,189	-	4,528	-	-	139,285
Other taxes	21,182	256,038	2,148	2,270	48,125	(106)	329,657
Loans and financing	53,055	19,626	-	1,644	19,236	(6,540)	87,021
Debentures	-	-	-	-	-	-	-
Dividends payable	715,574	450,874	17,382	11,277	130,083	(1,197,061)	128,129
Post employment benefits	6,631	16,719	1,110	-	81	-	24,541
Customer charges payable	4,335	72,431	-	-	-	-	76,766
Research and development and energy efficiency	13,787	116,332	-	-	-	-	130,119
Payable related to concession - use of public property	45,056	-	-	-	-	-	45,056
Other accounts payable	34,710	56,341	173	168	1	189	91,582
NON CURRENT LIABILITIES	2,441,013	2,276,760	40,440	7,600	1,301,078	(1,175,021)	4,891,870
Associated and subsidiary companies	320,924	764,677	23,000	-	-	(1,108,601)	-
Suppliers	130,117	-	-	-	-	(11,850)	118,267
Taxes	270	(3)	-	-	-	-	267
Deferred Income tax and social contribution	818,406	57,513	-	5,820	25,297	-	907,036
Loans and financing	434,584	706,740	-	-	984,170	(54,570)	2,070,924
Post employment benefits	112,575	282,716	17,035	1,165	-	-	413,491
Research and development and energy efficiency	34,605	100,321	-	-	-	-	134,926
Payable related to concession - use of public property	369,706	-	-	-	-	-	369,706
Other accounts payable	-	-	-	-	-	-	-
Provisions for legal claims	219,826	364,796	405	615	291,611	-	877,253
SHAREHOLDERS' EQUITY	6,408,124	3,630,833	261,881	207,536	12,101,498	(10,616,295)	11,993,577
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserves	1,322	-	-	-	-	(1,322)	-
Equity evaluation adjustments	1,479,094	11,865	-	-	1,499,571	(1,495,265)	1,495,265
Legal reserve	182,162	108,500	3,521	14,636	493,019	(323,536)	478,302
Profit retention reserve	145,364	570,007	43,086	31,172	2,056,526	(789,629)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Accumulated income (losses)	314,237	315,620	20,519	25,785	837,115	(700,606)	812,670
Attributable to non controlling interest	-	-	-	-	-	240,814	240,814

31.4 Statement of income per reporting segment

STATEMENT OF INCOME 6.30.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated

OPERATIONAL INCOME	1,656,036	4,012,954	117,052	211,967	-	(315,395)	5,682,614
Electricity sales to final customers - third-parties	74,310	1,662,553	-	-	-	-	1,736,863
Electricity sales to final customers - between segments	-	4,195	-	-	-	(4,195)	-
Electricity sales to distributors - third-parties	994,277	62,426	-	-	-	-	1,056,703
Electricity sales to distributors - between segments	211,007	-	-	-	-	(211,007)	-
Use of the power grid - third-parties	190,517	1,852,967	-	-	-	-	2,043,484
Use of the power grid - between segments	55,164	9,813	-	-		(64,977)	-
Construction revenues	83,986	381,411	-	11,195	-	-	476,592
Telecommunications services to third-parties	-	-	87,137	-	-	-	87,137
Telecommunications services between segments	-	-	29,915	-		(29,915)	-
Distribution of piped gas	-	-	-	199,619	-	-	199,619
Other operating revenues from third-parties	42,405	38,658	-	1,153	-	-	82,216
Other operating revenues between segments	4,370	931	-	-	-	(5,301)	-
OPERATIONAL COSTS AND EXPENSES	(953,202)	(3,627,011)	(80,536)	(177,024)	(13,198)	315,395	(4,535,576)
Electricity purchased for resale	(53,943)	(1,768,595)	-	-	-	211,007	(1,611,531)
Charges for the use of the power grid	(160,189)	(378,350)	-	-	-	64,977	(473,562)
Personnel and management	(168,731)	(451,599)	(40,167)	(11,200)	(5,729)	-	(677,426)
Pension and healthcare plans	(24,129)	(67,291)	(4,700)	(768)	(443)	-	(97,331)
Materials and supplies	(10,611)	(45,772)	(1,304)	(935)	(38)	-	(58,660)
Raw materials and supplies for generation	(20,149)	-	-	-	-	-	(20,149)
Natural gas and supplies for gas business	-	-	-	(132,925)	-	-	(132,925)
Third party services	(68,831)	(220,648)	(12,716)	(8,015)	(3,792)	38,539	(275,463)
Depreciation and amortization	(236,239)	(143,650)	(17,519)	(9,459)	(1,113)	-	(407,980)
Provisions and reversals	1,840	(89,465)	102	(232)	6,335	-	(81,420)
Construction cost	(82,623)	(381,411)	-	(11,194)	-	-	(475,228)
Other operating costs and expenses	(129,597)	(80,230)	(4,232)	(2,296)	(8,418)	872	(223,901)
RESULT OF EQUITY IN INVESTEES AND SUBSIDIARIES	(573)	-	-	-	1,088,412	(1,039,740)	48,099
RESULT OF OPERATIONS	702,261	385,943	36,516	34,943	1,075,214	(1,039,740)	1,195,137
Interest income (expenses)	14,894	206,142	2,601	4,323	(62,117)	-	165,843
OPERATING INCOME (LOSSES)	717,155	592,085	39,117	39,266	1,013,097	(1,039,740)	1,360,980
Income tax and social contribution	(209,983)	(286,574)	(12,871)	(15,073)	-	-	(524,501)
Deferred Income tax and social contribution	31,628	121,764	2,400	1,592	(5,773)	-	151,611
INCOME (LOSSES) FOR THE PERIOD	538,800	427,275	28,646	25,785	1,007,324	(1,039,740)	988,090

32    Operating Lease Agreements

32.1 The Group as a lessee

Consolidated
	9.30.2011	9.30.2010
Real estate	12.128	10.124
Photocopiers	1.105	2.343
Others	983	283
(-) Pis and Cofins tax credits	(980)	(1.018)
	13.236	11.732

Copel s estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 12,128 spent in rental properties, R$ 6,337 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancelable.

32.2 The Group as a lessor

Consolidated
Lease and rental income	9.30.2011	9.30.2010
Equipment and facilities	40,636	37,824
Araucária Thermal power plant	24,614	29,571
Real estate	630	612
Facilities sharing	595	550
	66,475	68,557

The Company has not identified any operating lease receivables which are non cancelable.

33    Financial Instruments

The use of financial instruments by the Company is restricted to cash and cash equivalents, trade accounts receivable, bonds and securities, accounts receivable from government agencies, CRC transferred to the Government of the State of Paraná, accounts receivable related to the concession, accounts payable related to the concession, loans and financing, debentures, and suppliers

Consolidated
	Level		Book value
		9.30.2011	12.31.2010
Financial assets
Cash and cash equivalent (Note 3)	-	1,490,455	1,794,416
Trade accounts receivable (Note 5)	-	1,357,607	1,039,377
Accounts receivable from government entities (Note 5)	-	191,051	166,979
CRC transferred to state of Paraná (Note 6)	-	1,352,623	1,341,193
Securities (Note 4)	2	538,061	541,246
Collaterals and escrow accounts (Note 4)	-	31,765	90,358
Receivable related to concession (Note7)	3	2,973,473	2,478,045
Financial liabilities
Loans and financing (Note 19)	-	2,157,945	1,364,077
Debentures (Note 20)	-	-	621,157
Derivatives	3	189	47
Payable related to concession - use of public property (Note 24)	-	414,762	381,083
Eletrobrás - Itaipu	-	76,533	74,316
Petrobras - Compagas	-	42,671	25,720
Other suppliers	-	683,677	657,468
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

33.1 Fair value and rating level for assessment of fair value of financial instruments

33.1.1 Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,442,680 as of September 30, 2011. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.5% p.a. plus the IPCA inflation index.

Bonds and Securities have fair values of R$ 537,871 as of September 30, 2011. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

collaterals and escrow accounts have fair values of R$ 21,515 as of September 30, 2011. The fair values have been calculated based on the cost of the last issue by the Company, 109,41% of the CDI variation.

33.1.2 Non-derivative financial liabilities

Liabilities to Eletrobras Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company's loans and financing have fair value of R$ 2,041,796 as of September 30, 2011, calculated based on the cost of the last issue by the Company, 109,41% of the CDI variation.

Accounts payable related to concession use of public asset have fair value of R$ 520,898 as of September 30, 2011, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

33.1.3 Derivative Financial Assets and Liabilities

The derivative financial liabilities, other liabilities derivatives have fair value of R$ 189 as of September 30, 2011 (R$ 47 as of December 31, 2010). The derivative financial assets, securities DI Future have fair value of R$ 3 as of September 30, 2011 (Note 33.4.9).

33.1.4 Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession and other liabilities -derivatives.

The detailed breakdown of receivables related to concession is featured in note 7, as detailed below:

§ A table reconciling initial and final balances, with a separate breakdown of additions, disposals,transfers, losses, monetary variation, and fair value adjustments;

§ Criteria for identification and measurement; and

§ Assumptions adopted by Company management to restate the recoverable amount.

33.2 Financial instruments by category

Consolidated
		Book value
	9.30.2011	12.31.2010
Financial assets
Held for trading
Cash equivalents - open market investments	1,445,866	1,735,457
Bonds and securities	3	-
Loans and receivables
Cash and cash equivalent	44,589	58,959
Customers, concessionaires and permission holder	1,357,607	1,039,377
Accounts receivable from government entities	191,051	166,979
CRC transferred to state of Paraná	1,352,623	1,341,193
Receivables related to concession	1,012,693	840,157
Collaterals and escrow accounts	31,765	90,358
Available for sale
Receivables related to concession	1,960,780	1,637,888
Securities	529,516	472,599
Held to maturity
Securities	8,542	68,647
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	189	47
Other financial liabilities
Loans and financing	2,157,945	1,364,077
Debentures	-	621,157
Payable related to concession - use of public property	414,762	381,083
Eletrobrás - Itaipu	76,533	74,316
Petrobras - Compagas	42,671	25,720
Other suppliers	683,677	657,468

33.3 Summary of bonds and securities held to maturity

Consolidated									Net
							Fair value		book value
Description	Classification	Taxa p.a.	Issue date	Maturity	Type	9.30.2011	12.31.2010	9.30.2011	12.31.2010

	Held to				Amortized
LTN	maturity	10.45%	4/23/2009	1/3/2011	cost	-	1,183	-	1,183
	Held to				Amortized
LTN	maturity	10.42%	4/29/2009	1/3/2011	cost	-	4,957	-	4,957
	Held to				Amortized
LFT	maturity	SELIC	7/14/2009	3/7/2012	cost	5,765	5,303	5,766	5,306
	Held to				Amortized
LFT	maturity	SELIC	8/7/2009	3/16/2011	cost	-	22,651	-	22,654
	Held to				Amortized
LFT	maturity	SELIC	11/30/2009	6/15/2011	cost	-	9,949	-	9,946
	Held to				Amortized
LFT	maturity	SELIC	7/13/2010	6/15/2011	cost	-	22,044	-	22,037
	Held to				Amortized
LFT	maturity	SELIC	9/2/2009	12/21/2011	cost	782	720	783	719

33.4 Risk Factors

33.4.1 Credit risk

The Company s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely related to factors that are either internal or external to Copel. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, related to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

33.4.2 Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company s exposure to foreign currency (US dollar) risk is shown below:

.			Net
	Asset	Liability	exposure
			9.30.2011
Collaterals and escrow accounts (STN)	30,504	-	30,504
Loans and financing	-	(61,129)	(61,129)
Suppliers
Eletrobrás (Itaipu)	-	(76,533)	(76,533)
Petrobras (acquisiton of gas by Compagas)	-	(42,671)	(42,671)
	30,504	(180,333)	(149,829)

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2011 and the likely scenario takes into account the balances subject to the exchange rate variations end of period (R$/US$ 1.73) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of September 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Base	Forecast scenarios - Dec.2011
	Risk	9.30.2011	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD appreciation	30,504	28,458	35,572	42,687
		30,504	28,458	35,572	42,687
Financial liabilities
Loans and financing
STN	USD appreciation	61,110	57,011	71,263	85,516
Eletrobrás	USD appreciation	19	18	22	27
		61,129	57,029	71,285	85,543
Suppliers
Eletrobrás (Itaipu)	USD appreciation	76,533	71,399	89,249	107,098
Petrobras (acquisiton of gas by Compagas)	USD appreciation	42,671	39,808	49,761	59,713
		119,204	111,207	139,010	166,811
Net exposure		(149,829)	(139,778)	(174,723)	(209,667)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3 Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (Note 33.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company s exposure to interest rate and monetary variation risks is shown below:

			Net
	Asset	Liability	exposure
			9.30.2011
Financial investments - equivalent to cash	1,445,867	-	1,445,867
Financial investments - bonds and securities	539,322	-	539,322
CRC transferred to the State of Paraná	1,352,623	-	1,352,623
Receivables related to concession	2,973,473	-	2,973,473
Loans and financing	-	(2,096,816)	(2,096,816)
Debentures	-	-	-
	6,311,285	(2,096,816)	4,214,469

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of September 30, 2011 and the likely scenario takes into account the indicators (CDI/SELIC of 11.00%, IGP-DI of 5.77%, IGP-M of 5.82% and TJLP of 6.00%) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of September 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Base	Forecast scenarios - Dec.2011
Operation	Risk	9.30.2011	Probable	Adverse	Remote

Financial assets
Financial investments - equivalent to cash	Low CDI/SELIC	1,445,867	1,486,640	1,476,447	1,466,254
Financial investments - bonds and securities	Low CDI/SELIC	539,322	554,530	550,728	546,925
CRC transferred to the State of Paraná	Low IGP-DI	1,352,623	1,371,513	1,352,808	1,334,103
Receivables related to concession	Low IGP-M	2,973,473	3,021,194	2,979,653	2,938,113
		6,311,285	6,433,877	6,359,636	6,285,395
.
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,489,278	1,528,645	1,538,026	1,547,238
Eletrobrás - Finel	High IGP-M	146,967	147,454	147,878	148,303
Eletrobrás - RGR	No Risk (1)	125,363	125,363	125,363	125,363
BNDES - Compagás	High TJLP	1,644	1,668	1,674	1,680
Finep	High TJLP	6,355	6,448	6,471	6,493
BNDES Copel Geração e Transmissão	High TJLP	163,537	165,937	166,521	167,099
Banco do Brasil Repasse BNDES funds	High TJLP	163,672	166,074	166,658	167,236
		2,096,816	2,141,589	2,152,591	2,163,412

(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of 12.31.2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.4 Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of September 30, 2011 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5 Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6 Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2011, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2011/2015, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth, retaining the timetables programmed in PEN 2011, average annual growth in the electricity load of up to 8 % p.a., approximately 78 GWmed in 2015 can be tolerated, compared to the 5% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2013, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

33.4.7 Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I	07.07.2015
Rio dos Patos (b)	02.14.2014
Cavernoso	01.07.2031
Cavernoso II (em construção)	02.27.2046
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá	07.02.2042
Colíder	01.16.2046
Thermo-electric
Figueira	03.26.2019
Transmission concessions
Contract 060/01 - Transmission system	07.07.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.05.2040
Contract 015/10 - Sub-station Cerquilho III	10.05.2040
Concession - Copel Distribuição	07.07.2015
Concession - Compagas	07.06.2024
Concession - Elejor	10.25.2036
Authorization - UEG Araucária	12.22.2029
(a) In progress for homologation from Aneel
(b) Sent on 1.27.2011 requesting extension of concession (art .19 of law 9,074/95)
(c) at plants with capacity of less than 1 MW, only register with Aneel

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9 Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

Consolidated
	9.30.2011	12.31.2010
Derivative Financial Instruments
Future DI Daily Adjustments - Assets	3	-
Future DI Daily Adjustments - Liabilities	(189)	(47)
Current quota	(186)	(47)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the nine months period ended September 30, 2011, the result of operations with derivative financial instruments on the futures market was a loss of R$ (2,471) (losses of R$ (171), as of September 30, 2010).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of September 30, 2011 corresponded to R$ 85,274 (R$ 57,253, as of December 31, 2010).

On September 30, 2011, a share of the Company s federal bonds in the amount of R$ 5,775, was deposited as collateral for transactions at BM&FBOVESPA S.A. Stock, Commodities, and Futures Exchange of São Paulo, (R$ 7.993, as of December 31, 2010).

Sensitivity analysis

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The balances reported at September 30, 2011 were considered for the base scenario, and for the probable scenario, the balances with variations in the indices (DI) forecast for the average market expectations for 2011 in the Bacen Focus Report at September 30, 2011 were considered.

.		Base	Forecast scenarios - Dec.2011
	Risk	9.30.2011	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivatives - Assets	Increase in DI rate	3	(37)	22	88
Derivatives - Liabilities	Decrease in DI rate	(189)	43	(4,082)	(8,952)
		(186)	6	(4,060)	(8,864)

33.5 Indebtedness index

Parent Company			Consolidated
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
Debt - loans and financing	1,003,406	398,857	2,157,945	1,364,077
Debt - Debentures	-	621,157	-	621,157
Cash and cash equivalents and financial investments	14,957	89,997	2,017,621	2,392,589
Net debt	988,449	930,017	140,324	(407,355)
Shareholders' equity	11,752,763	11,030,123	11,993,577	11,295,826
Net indebtedness index	8.41%	8.43%	1.17%	-3.61%

33.6 Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

33.7 Liquidity and interest table

							Consolidated
		Less than 1		3 month to 1		More than
	Interest (1)	month	1 to 3 month	year	1 to 5 years	5 years	Total
September 30, 2011
Cash and cash equivalent	-	1.490.455	-	-	-	-	1.490.455
Derivatives	0,71%	3	-	-	-	-	3
Trade accounts receivable		30.498	10.288	28.626	49.695	-	119.107
CRC transferred to the State of Paraná	6.65% a. a. + IGP-DI	11.974	23.947	114.077	683.028	2.027.760	2.860.786
Securities + exclusive funds	99.9% do CDI	-	1.432	91.375	87.482	-	180.289
Collaterals and escrow accounts	TR e Dólar (3)	-	-	-	-	84.984	84.984
Receivables related to concession	WACC+Tx retorno (2)	26.999	55.268	255.808	4.996.501	1.938.185	7.272.761
		1.559.929	90.935	489.886	5.816.706	4.050.929	12.008.385
December 31, 2010
Cash and cash equivalent	-	1.794.416	-	-	-	-	1.794.416
Trade accounts receivable	0,76%	22.051	9.508	28.459	60.000	-	120.018
CRC transferred to the State of Paraná	6.65% a. a. + IGP-DI	11.973	23.947	107.759	840.030	1.981.717	2.965.426
Securities + exclusive funds	99.9% do CDI	357.492	26.089	45.592	133.362	-	562.535
Collaterals and escrow accounts	TR e Dólar (3)	64.078	-	-	-	98.724	162.802
Receivables related to concession	WACC+Tx retorno (2)	29.587	59.304	273.828	5.050.599	2.076.135	7.489.453
		2.279.597	118.848	455.638	6.083.991	4.156.576	13.094.650
(1) Effective interest rate - weighted average
(2) WACC regulatory + rate of return from enterprise
(3) National currency TR; Foreign currency: see note 19.2

							Consolidated
		Less than	1 to 3	3 month to		More than 5
	Interest (1)	1 month	month	1 year	1 to 5 years	years	Total
September 30, 2011
Loans and financing	Note 19	16,535	11,217	195,585	2,340,233	488,227	3,051,797
Debentures	Note 20	-	-	-	-	-	-
Derivatives	DI Futures	189	-	-	-	-	189
Payables related to concession -	Rate of return +
use of public asset	IGP-M e IPCA	3,670	7,340	33,665	207,308	2,139,587	2,391,570
Eletrobrás - Itaipu	Dollar	-	79,126	357,867	2,421,720	6,584,929	9,443,642
Petrobras - Compagas	100% of CDI	4,380	8,884	41,947	147,947	-	203,158
Other suppliers	-	503,672	114,229	41,726	150,814	-	810,441
Post employment benefits	7.17%						-
Purchase liabilities	IGP-M and IPCA	-	546,554	2,573,895	11,690,870	52,099,924	66,911,243
		528,446	767,350	3,244,685	16,958,892	61,312,667	82,812,040
December 31, 2010
Loans and financing	Note 19	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 20	-	32,247	641,103	-	-	673,350
Derivatives	DI Futures	47	-	-	-	-	47
Payables related to concession -	Rate of return +						-
use of public asset	IGP-M and IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobrás - Itaipu	Dollar	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,745	792,557	3,848,797	20,969,553	54,693,536	80,577,188
(1) Effective interest rate - weighted average

34    Related Party Transactions

34.1 Parent Company

	Consolidated
Related parties / Nature of operation		Assets	Liabilities		Results
	9.30.2011	12.31.2010	9.30.2011	12.31.2010	9.30.2011	9.30.2010

Controlling shareholders
State of Paraná
Dividends payable(1)	-	-	125,157	58,140	-	-

BNDESPAR (5)
Dividends payable(1)	-	-	-	42,601	-	-

Key management personnel
Fees, social security charges and other (Note 29	-	-	-	-	(5,710)	(5,030)
Private pension and health plans	-	-	-	-	(443)	(270)
.

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor), As of September, 2011, the outstanding debt was R$ 22,486 and R$ 13,508, respectively.

34.2 Consolidated

	Consolidated
Related parties / Nature of operation	Assets		Liabilities		Results
	9.30.2011	12.31.2010	9.30.2011	12.31.2010	9.30.2011	9.30.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	125,157	58,140	-	-
Installment bills for energy (2)	39,838	39,838	-	-	-	1,177
"Luz Fraterna" program (3)	31,616	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	4,376	4,376	-	-	-	166
Remuneration and employ. social security charges assigned (4)	2,721	2,457	-	-	-	-
CRC (Note 6)	1,352,623	1,341,193	-	-	119,193	156,887
ICMS (Note 10.3)	112,385	118,814	203,579	174,612	-	-

BNDES (5)
Financing for investment in the gas
system (Note 19.5)	-	-	1,644	6,373	(297)	(773)
Financing UHE Mauá and system for
associated transmission (Note 19.7)	-	-	163,537	138,885	(8,194)	(4,435)

BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable(1)	-	-	-	42,601	-	-

Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,048	5,506	(46,494)	(44,922)
Dividends receivable by Copel (Note 13)	17	955	-	-	-	-

Sanepar
Dividends receivable by Dominó Holdings (Note 13)	7,788	4,896	-	-	-	-

Key mangement personnel
Fees, social security charges and other (Note 29.3)	-	-	-	-	(8,093)	(7,644)
Private pension and health plans (Note 21)	-	-	-	-	(443)	(298)

Other related parties
Petrobras
Rental plant UTE Araucária (Note 32.2)	2,730	4,296	-	-	24,614	29,571
Supply and transport of gas (7)	263	174	-	-	4,116	6,376
Acquisition of gas for resale (7)	-	-	42,671	25,720	(132,852)	(104,317)
Advances to suppliers (7)	10,770	9,902	-	-	-	-
Dividends payable (7)	-	-	2,763	2,359	-	-

Mitsui Gás e Energia do Brasil Ltda. (8)
Dividends payable	-	-	2,763	2,359	-	-
Remuneration and employ. social security charges assigned	-	-	111	27	-	-

Fundação Copel
Rental of administrative real estate	-	-	-	-	(6,698)	(6,220)
Private pension and health plans (Note 21)	-	-	438,032	408,463	-	-

Instit. de Tecnol. p/ o Desenvolvimento - Lactec (9)
Services rendered and research and development	21,092	28,064	157	433	(6,511)	(6,925)

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)

In 2010, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 83,366 and R$ 59,826, the Company made advance payments during 2010 of R$ 25,226 and R$ 17,225, respectively.

2)	Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments.

3)

The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)

Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2.200 in connection with the September 30, 2011 balances and the amount of R$ 2.036 for the December 31, 2010 balance.

5)

BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

6)	Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

7)	Petrobras holds a 24,5% interest in Compagas. The balances refer to transactions with Petrobras and its subsidiaries, Petrobras Distribuidora S.A. and Petrobras Gás S.A. – Gaspetro, with Compagas.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, updating the value of recovery.

In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of September 30, 2011 in the next fiscal years.

8)	Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas share capital.

9)

The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35 Insurance

The specifications by type of risk and maturity dates for the Company s main insurance is reported in Note 38 of the Annual Financial Statements as of December 31, 2010.

     COMMENTS ON PERFORMANCE FOR THE QUARTER
(Amounts expressed in thousands of reais, except when stated otherwise)

1. Distribution

Customers connections In September 2011, Copel provided energy to 3,884,497 Customers (3,718,949 in September 2010), representing an increase of 165,548 Customers in the last 12 months, a variation of 4.5%.

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of September 2011, the extension of the compact grids installed was 2,502 km (2,018 km at September 2010), representing an increase of 484 km in 12 months, a variation of 24.0%.

Isolated Secondary Grid Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of September 2011, the extent of the installed secondary isolated distribution grids was 7,288 km (5,937 km in September 2010), representing an increase of 1,351 km in the previous 12 months, a variation of 22,8%.

Market behavior The energy generated by Copel during the first nine months of 2011 was 19,449 GWh (19,262 GWh in the same period for 2010). The energy purchased from CCEAR (auctions) was 13,733 GWh (12,405 GWh in the same period for 2010) and from Itaipu it was 3,949 GWh (3,969 GWh in the same period for 2010), as demonstrated in the following flow chart:

(a) The energy negotiated between the subsidiaries Copel has been included
(b) Subject to alterations after closing by CCEE
CCEAR - Contracts for Sale of Energy on Regulated Environment
CCEE(MCP) - Câmara de Comercialização de Energia Elétrica (Short term market)
MRE- Mechanism for reallocation of energy
CG - Centre of gravity for submarket (difference between energy contracted and received in CG -established in the contract).

Sale of energy (MWh) The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to
	September	September
	2011	2011	Variation
Copel Distribuição
Captive market	16,857,977	15,981,460	5.5%
Industrial	5,604,261	5,320,432	5.3%
Residential	4,690,047	4,446,297	5.5%
Commercial	3,578,079	3,345,706	6.9%
Rural	1,400,686	1,336,298	4.8%
Others	1,584,904	1,532,727	3.4%
Concessionaries and permission holder	446,953	426,169	4.9%
CCEE (MCP)	270,090	3,362	-
Total Copel Distribuição	17,575,020	16,410,991	7.1%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	987,441	916,521	7.7%
CCEAR (other concessionaries)	10,463,955	9,862,201	6.1%
Free customers	690,310	772,563	-10.6%
Bi-lateral contracts	791,295	1,188,922	-33.4%
CCEE(MCP)	94,261	88,085	7.0%
Total Copel Geração e Transmissão	13,027,262	12,828,292	1.6%
Total	30,602,282	29,239,283	4.7%

Obs. Does not include energy available through MRE Mechanism for reallocation of energy CCEE(MCP): Câmara de Comercialização de Energia Elétrica (Short term market) CCEAR: Contracts for Sale of Energy on Regulated Environment

Captive market of Copel Distribuição From January to September 2011, the captive market of Copel Distribuição increased 5.5% and was responsible for the consumption of 16,858 GWh.

The Industrial class increased 5.3%, amounting to 5,604 GWh in the nine months period ended September 30, 2011. This result was influenced by the growth in industrial production in Paraná, particularly the Machinery, Vehicles, and Eletric Devices sectors. At the end of September, this class represented 33.2% of Copel s captive market, with 78,107 customers attended.

Consumption by the residential class was of 4,690 GWh from January to September, 2011, registering growth of 5.5%, due to the Paraná State economy expansion. By the end of September, 2011, this class represented 27.8% of consumption by Copel s captive market, with 3,065,136 residential customers.

The commercial class consumed 3,578 GWh, representing na increase of 6.9%, influenced by the expansion of credit and increase in income. At the end of the third quarter of 2011, this class represented 21.2% of consumption of Copel s captive market, with 325,862 customers attended.

The rural class consumed 1.401 GWh from january to september 2011, registering an increase of 4.8% when compared to the same period for 2010. This occurred due to the increase in agriculture production. This class represents 8.3% of consumption of Copel s captive market, and at the end of September, 2011, a total of 364,308 rural customers had been attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 1,585 GWh, an increase of 3.4%, in line with the increase of 3.8% in this class customer base, which totaled 51,076 consumers at the end of September, 2011. The consumption from these classes represents 9.5% of consumption by Copel s captive market.

Number of customers The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) Billed in September 2011 was 3,884,497, representing an increase of 4,5% compared to the same month in 2010.

Class			Customers
	September 2011	September 2010	Variation

Residential	78,107	66,820	16.9%
Industrial	3,065,136	2,933,515	4.5%
Commercial	325,862	306,938	6.2%
Rural	364,308	362,453	0.5%
Others	51,076	49,213	3.8%
Total captive	3,884,489	3,718,939	4.5%
Free customers - Copel Geração e Transmissão	8	10	-20.0%
Total	3,884,497	3,718,949	4.5%

2. Administration

Number of employees - Copel ended the first nine months of 2011, with a total of 9,396 employees distributed between the Company s wholly owned subsidiaries and 146 employees distributed between companies controlled by Copel, as follows:

.
Employees
	September 2011	September 2010
Wholly owned subsidiaries
Copel Geração e Transmissão	1,853	1,680
Copel Distribuição	7,039	6,785
Copel Telecomunicações	504	485
	9,396	8,950
Subsidiaries
Compagas	129	115
Elejor	7	7
UEG Araucária	10	9
	146	131

3. Market relations

From January to September 2011, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of COPEL were present on 91% and 100% respectively, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company s capital. At the end of September 2011, the market value of Copel, considering quotations from all of the markets, was R$ 8,707.9 million. Of the 68 securities that comprise the theoretical portfólio of Ibovespa, the PNB shares in COPEL participated with 0.6% and with a Beta index of 0.4. In the IEE portfolio (Index for the Energy Sector), COPEL participated with 6.6%. Copel s participation in the Business Sustainability Indexo f BM&FBOVESPA (ISE) was 1.0%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 30.00 and the preference shares at R$ 33.90, recording negative variations of 21.1% e 18.3% respectively. During the same period the IBOVESPA reported a negative variation of 24,5%.

On the New York Stock Exchange (NYSE), the preference shares are traded at Level 3 in the form of ADS s, under the code ELP, which were present on 100% of the floors, closing the quarter quoted at US$ 18.21 representing a negative variation of 27.7%. During the same period the DOW JONES index reported a negative variation of 5.7%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company s PNB shares are traded under the code XCOP, and were present on 100% of the floors, closing the quarter quoted at € 13.40 representing a negative variation of 28.2%. During the same period the LABITEX All Shares reported a negative variation of 29.4%.

.
Share performance - January to September 2011	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	3,773	22	431,131	2,293
Quantity	2,969,800	17,266	125,890,000	669,628
Volume (R$ thousand)	108,727	632	5,056,720	26,897
Presence on exchanges	172	91%	188	100%
Nyse
Quantity	48,895	1,019	97,647,205	516,652
Volume (US$ thousand)	1,111	23	2,411,056	12,757
Presence on exchanges	48	25%	189	100%
Latibex
Quantity	-	-	191,727	1,020
Volume (€ thousand)	-	-	3,389	18
Presence on exchanges	-	-	188	100%

4. Tariffs

Energy Supplies

In September 2011, the average tariff for energy supply was R$ 252.17 /MWh, representing na increase of 3.7% compared to June of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	September 2011	September 2010	Variation
Industrial (b)	226,78	217,29	4.4%
Residential	300,96	294,14	2.3%
Commercial	271,06	261,46	3.7%
Rural	177,85	173,65	2.4%
Others	209,04	204,04	2.5%
	252,17	243,10	3.7%
(a) Without ICMS (VAT)
(b) Does not include free customers

Purchasing Energy

Copel s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for the purchase of energy			R$/MWh
	September 2011	September 2010	Variation
Itaipu	100,53	91,20	10.2%
Auction - CCEAR 2005-2012	79,35	74,49	6.5%
Auction - CCEAR 2006-2013	92,76	87,12	6.5%
Auction - CCEAR 2007-2014	102,46	96,42	6.3%
Auction - CCEAR 2007-2014 (A-1)	132,75	124,59	6.5%
Auction - CCEAR 2008-2015	111,58	104,78	6.5%
Auction - CCEAR 2008-H30	139,79	131,21	6.5%
Auction - CCEAR 2008-T15 (a)	172,91	162,27	6.6%
Auction - CCEAR 2009-2016	125,08	117,22	6.7%
Auction - CCEAR 2009-H30	149,40	140,22	6.5%
Auction - CCEAR 2009-T15 (a)	168,98	158,59	6.6%
Auction - CCEAR 2010 - H30	149,78	137,33	9.1%
Auction - CCEAR 2010 - T15 (a)	159,24	149,45	6.6%
Auction - CCEAR 2011 - H30	154,40	-	-
Auction -CCEAR 2011 - T15 (3rd new power auction)	175,58	-	-
Auction - CCEAR 2011 - T15 (6th new power auction)	148,75	-	-
Auction - 10th adjustment	115,04	-	-
Itiquira	143,90	129,29	11.3%
Elejor	169,13	152,92	10.6%

(a) Average auction price fixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE. The cost of the last two items depends on the order of plants as programming of the National System Operator - ONS.

Supply of power

Copel s main tariffs for the supply of energy are presented in the following table:

Tariffs for the supply of energy			R$/MWh
	September 2011	September 2010	Variation
Auction - CCEAR 2005-2012	78,65	73,92	6.4%
Auction - CCEAR 2006-2013	92,17	86,73	6.3%
Auction - CCEAR 2007-2014	102,85	96,74	6.3%
Auction - CCEAR 2008-2015	109,37	102,91	6.3%
Auction - CCEAR 2009-2016	125,71	118,11	6.4%
Auction - CCEAR 2011-2040	-	-	-
Concessionaries within the State of Paraná	137,40	135,71	1.2%

Transmission Revenues Readjustment

Aneel adjusted Copel s transmission revenues as from July 2011 so that the 2011/2012 cycle was R$ 295,127. In accordance with the concession agreement the index used was the accumulated annual IGP-M (general market price index) of 9.77%. For the new facilities (RBNI) Aneel recalculated the IRT (tariff readjustment index) for 2010 which had repositioned the revenue by -22.88% and the new repositioning index stood at -19.94%. This resulted in additional annual revenue of R$ 5,000. New transmission facilities were also considered which entered into operation bringing an increase in annual revenue of around R$ 14,800.

     5. Economic financial results Income (Note 28)

At September 2011, net income from sales and services reached R$ 5,682,614, an increase of 13.4% compared to the amount of R$ 5,010,925 registered to September 2010.

This variation was due mainly to the following factors:

(i) increase of 4.5% in income from the supply of energy, which reflects only income from the sale of energy, without considering the Tusd, as a result of the increase in the total market (the captive market increased 5.5% from January to September 2011 when comparing to the same period for 2010), extinction of the policy for offering discounts on tariffs to customers who paid their bills on the due date, and an average increase in the tariff as provided by Aneel

(ii) increase of 12.1% in income from the supply of energy, mainly due to the increase in the income earned from auction, for the amount of R$ 94,525;

(iii) increase in the availability of the energy grid (consisting of TUSD income, income from the basic transmission grid and income from the connection grid) of 26.3% due mainly to the increase of 4.9% reported on the wire market and the tariff adjustment;

(iv) increase of 22.0% in income reported by Copel Telecomunicações as a result of attending new clients and the greater volume of services provided to existing clients; and

(v) increase of 1.7% from other operational income due mainly to the increase in income related to services provided.

Operational costs and expenses (Note 29)

At the end of September 2011, total operational costs and expenses amounted to R$ 4,535,576, which represented an increase of 11.2% compared to the R$ 4,078,854 registered in the same period for 2010. The main highlights are as follows:

Increase of 10.4% to the account for energy purchased for resale due mainly to the increase in the purchase of energy in auctions, for the amount of R$ 160,551 offset by the lower value for the energy purchase from CCEE, for the amount of R$ 30,773.

Decrease of 18.9% in provisions and reversals arising mainly from the reversal of provisions for taxes claims of R$ 39,667 and labor, for the amount of 36,055, offset by the additional provision for civil and administrative claims, for the amount of R$ 33,778, and the provision for losses of tax credits, for the amount of R$ 16,133.

The increase of 11,8% in third party services, which is due mainly to the increase in telephone expenses, data processing and transmission, travel expenses e administrative support, civil maintenance and green area services.

The balance presented as Personnel and officers registered an increase of 22.7% compared to the same period of 2010, reflecting mainly the amounts referring to adherence to the Permanent Program for Succession and Voluntary Termination (PSDV) and the adjustments performed during the careers and salaries structure review, which occurred in June/2011.

A 24.1% increase in the pension and healthcare plans resulting mainly from the effects of the actuarial valuation, calculated by a contracted actuary.

The increase of 43.4% in other expenses is due, mainly to the higher losses from the deactivation and disposal of assets, for the amount of R$ 30,070 and the increase in indemnities, for the amount of R$ 19,805.

Financial results (Note 30)

The decrease of 31.6% in Financial Income (Expenses) is due mainly to:

The increase of 0,3% in financial income due mainly to the increase in income from Bonds and Securities held for trading, for the amount of R$ 66,375, compensated by the decrease in the monetary variation in the CRC, which is corrected using the IGP-DI. The variation in this index, from January to September 2011, was 4.3% positive, whilst for the same period from 2010; the variation was 8.0% positive.

Increase of 36.1% in financial expenses due mainly to the increase in debt charges, for the amount of R$ 20,543, arising from the resources obtained from the National Credit Note - NCI in August 2011.

Ebitda - adjusted

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 1,555,018 in September 2011, 15.69% higher than that reported for the same period from the previous year, as demonstrated below:

Calculation of Lajida/Ebitda		Consolidated
	9.30.2011	9.30.2010
Net income for the period	988,090	859,952
Deferred IRPJ and CSLL	(151,611)	(54,503)
Provision for IRPJ and CSLL	524,501	433,395
Equity in income of subsidiaries	(48,099)	(64,201)
Financial expenses (income), net	(165,843)	(242,572)
Lajir/Ebit	1,147,038	932,071
Depreciation and amortization	407,980	412,064
Lajida/Ebitda - adjusted	1,555,018	1,344,135
Net operational results - ROL	5,682,614	5,010,925
Ebitda% (Ebitda ÷ ROL)	27.4%	26.8%

Net profit for the period

Between January and September 2011, Copel reported net profit of R$ 988,090, 14.9% higher than that reported for the same period for 2010.

Compensation Account for Part A

As a result of adopting international accounting Standards, the Company no longer registers regulatory assets and liabilities, and reversed the existing balances.

These assets and liabilities continue to be registered in the regulatory records, introduced by Aneel Normative Resolution 396.

The Compensation Account for Variations in Items from Part A - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of Part A : Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

Aneel authorized Copel Distribuição, through Homologatory Resolution 1,158, of June 21, 2011, to adjust its supply tariffs as from June 24, 2011, by an average rate of 5.55%, with 5.77% that refers to the tariff adjustment index and -0.22% for the pertinent financial components, of which, CVA, represents a total of (R$ 120,071), consisting of 2 parts : CVA being processed, for the tariff year 2010-2011, for the amount of (R$ 119,409), and the balance to compensate for CVA from prior years for the amount of R$ (662)

A Aneel autorizou a Copel Distribuição, por meio da Resolução Homologatória n° 1.158, de 21.06.2011, a aplicar em suas tarifas de fornecimento, a partir de 24.06.2011, reajuste médio de 5,55%, sendo 5,77% relativos ao índice de reajuste tarifário e -0,22% relativos aos componentes financeiros pertinentes, dentre os quais, a CVA, representando o total de R$ (120.071), sendo composta por 2 parcelas: a CVA em processamento, relativa ao ano tarifário 2010-2011, no valor de R$ (119.409), e o saldo a compensar da CVA de períodos anteriores no valor de R$ (662).

If the regulatory assets and liabilities had been registered, the Company would have reported the following balances in its quarterly information:

Composition of balances for CVA

Consolidated	Current assets		Non current assets
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
CVA recoverable tariff adjustment 2010
CCC (Fuel consumption account)	-	31.758	-	-
Charges for use of transmission system (basic grid)	-	20.871	-	-
Energy purchased for resale (Itaipu)	-	20.861	-	-
CDE	-	5.220	-	-
Proinfa	-	4.974	-	-
Energy purchased for resale (CVA Energ)	-	6.345	-	-
Transport of energy purchased (Itaipu)	-	1.156	-	-
	-	91.185	-	-
CVA recoverable tariff adjustment 2011
CCC (Fuel consumption account)	9.882	7.023	-	7.023
Charges for use of transmission system (basic grid)	-	981	-	981
CDE	6.034	1.134	-	1.134
Proinfa	-	188	-	188
Transport of energy purchased (Itaipu)	1.667	801	-	801
	17.583	10.127	-	10.127
CVA recoverable tariff adjustment 2012
Charges for use of transmission system (basic grid)	5.384	-	16.155	-
CDE	1.464	-	4.391	-
Transport of energy purchased (Itaipu)	350	-	1.049	-
	7.198	-	21.595	-
	24,781	101.312	21,595	10.127

Consolidated	Current liabilities		Non current liabilities
	9.30.2011	12.31.2010	9.30.2011	12.31.2010
CVA compensable tariff adjustment 2010
ESS	-	40.434	-	-
Energy purchased for resale (CVA Energ)	-	20.439	-	-
	-	60.873	-	-
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	6.352	-	-	-
Energy purchased for resale (Itaipu)	15.621	6.040	-	6.040
ESS	19.345	3.600	-	3.600
Proinfa	973	-	-	-
Energy purchased for resale (CVA Energ)	53.668	26.158	-	26.158
	95.959	35.798	-	35.798
CVA compensable tariff adjustment 2012
CCC	13		40
Energy purchased for resale (Itaipu)	8.688	-	26.063	-
ESS	6.156	-	18.467	-
Proinfa	74	-	223	-
Energy purchased for resale (CVA Energ)	10.718	-	32.153	-
	25.649	-	76.946	-
	121,608	96.671	76,946	35.798

Changes in CVA

Balance as of 12.31.2010		Differ.	Amortiz .	Correction	Transf.	Balance as of 9.30.2011
Assets
CCC	45,804	(1,445)	(36,782)	2,305	-	9,882
Charges for use of transmission system (basic grid)	22,833	19,514	(21,833)	1,025	-	21,539
Energy purchased for resale (Itaipu)	20,861	-	(21,732)	871	-	-
CDE	7,488	11,163	(7,592)	830	-	11,889
Proinfa	5,350	(375)	(5,184)	209	-	-
Energy purchased for resale (CVA Energ)	6,345	-	(6,345)	-	-	-
Transport of energy purchased (Itaipu)	2,758	1,909	(1,798)	197	-	3,066
	111,439	30,766	(101,266)	5,437	-	46,376
Current	101,312	4,820	(101,266)	4,906	15,009	24,781
Non current - NC	10,127	25,946	-	531	(15,009)	21,595
Liabilities
CCC		37	-	16	-	53
Charges for use of transmission system (basic grid)	-	8,261	(2,262)	353	-	6,352
Energy purchased for resale (Itaipu)	12,080	41,341	(5,543)	2,494	-	50,372
ESS	47,634	41,691	(49,316)	3,959	-	43,968
Proinfa	-	1,531	(347)	86	-	1,270
Energy purchased for resale (CVA Energ)	72,755	56,555	(40,099)	7,328	-	96,539
	132,469	149,416	(97,567)	14,236	-	198,554
Current	96,671	43,503	(97,567)	11,238	67,763	121,608
Noncurrent - NC	35,798	105,913	-	2,998	(67,763)	76,946

OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE
RELEVANT

In compliance with the Rules of Differentiated Practices of Level 1 Corporate Governance of BOVESPA, we present the shareholding position of holders of more than 5% of the shares of each type and class of the Company and the consolidated shareholding position of the controllers and administrators of outstanding shares:

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 9.30.2011 (in shares)

SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	384,150	100.00	100,944,500	78.72	123,032,357	44.96
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 6.30.2010 (in shares)

SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	392,871	100.00	100,935,779	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	392,871	100.00	128,231,424	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 9.30.2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S.MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
	FISCAL COUNCIL	20,000	0.01			10	0.00	20,010	0.01
	OTHER SHAREHOLDERS	21,683,696	14.96	384,150	100.00	100,941,990	78.71	123,009,836	44.95
	TOTAL	145,031,080	100	384,150	100	128,240,145	100.00	273,655,374	100.00
	FREE-FLOAT	21,683,696	14.95	384,150	100.00	100,941,990	78.71	123,009,836	44.95

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 9.30.2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S.MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,597	14.96	392,871	100.00	100,935,779	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	392,871	100.00	128,231,424	100.00	273,655,375	100.00
FREE-FLOAT		21,703,597	14.96	392,871	100.00	100,935,779	78.71	123,032,247	44.96

GROUPS IN CHARGE OF GOVERNANCE

Management Board
President:	MAURICIO SCHULMAN
Executive Secretary:	LINDOLFO ZIMMER
Members:	PAULO PROCOPIAK DE AGUIAR
JOSE RICHA FILHO
PEDRO LUIZ CERIZE
FABIANO BRAGA CORTES
CARLOS HOMERO GIACOMINI
NILTON CAMARGO COSTA
AUDIT COMMITTEE
President:	PAULO PROCOPIAK DE AGUIAR
Members:	JOSE RICHA FILHO
PEDRO LUIZ CERIZE
FISCAL COUNCIL
President:	JOAQUIM ANTONIO GUIMARÃES DE
OLIVEIRA PORTES
Full Members:	LUIZ EDUARDO DA VEIGA SEBASTIANI
JOSÉ TAVARES DA SILVA NETO
JORGE MICHEL LEPELTIER
WANCLER FERREIRA DA SILVA
Alternate Members:	OSNI RISTOW
ROBERTO BRUNNER
MARCELO CERIZE
JOSÉ LUIZ MONTANS ANACLETO JUNIOR
BOARD OF DIRECTORS
Managing Director	LINDOLFO ZIMMER
Director of Corporate Management	YÁRA CHRISTINA EISENBACH
Distribution Director	PEDRO AUGUSTO DO NASCIMENTO NETO
Engineering Director	JORGE ANDRIGUETTO JUNIOR
Director of Finance, investor relations and controls of
investment interests	RICARDO PORTUGAL ALVES
Director of energy generation and transmission and
telecommunications	JAIME DE OLIVEIRA KUHN
Director of the environment and Business Citizenship	GILBERTO MENDES FERNANDES
Legal Director	JULIO JACOB JUNIOR
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
INFORMATION ON THIS REPORT:
rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Information	Phones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

ABCD
	KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-4750 www.kpmg.com.br

REPORT ON QUARTERLY INFORMATION REVIEW

To the Shareholders and Management
Companhia Paranaense de Energia - COPEL
Curitiba - PR

Introduction

We have revised the individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended September 30, 2011, which include the balance sheet at September 30, 2011 and related statements of income for the quarter and nine months then ended, the statements of changes in shareholders equity and cash flows for the nine months then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing the individual interim financial information in accordance with Technical Pronouncement CPC 21 - Interim Statements and consolidated interim financial statements and with the international standard IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM), applicable for preparing Quarterly Information Forms - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 Review of Interim Information Performed by the Entity s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes., uma sociedade simples brasileira, de	KPMG Auditores Independentes, a Brazilian limited liability company
responsabilidade limitada, e firma-membro da rede KPMG de firmas-	and a member firm of the KPMG network of independent member firms
membro independentes e afiliadas à KPMG International Cooperative	affiliated with KPMG International Cooperative ( KPMG International ), a
( KPMG International ), uma entidade suíça.	Swiss entity.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim individual financial information included in the Quarterly Information referred to above were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information Forms ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that leads us to understand that the aforementioned interim consolidated financial information included in the Quarterly Information Forms - ITR referred to above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information Forms ITR and presented in a manner consistent with the norms issued by the Securities and Exchange Commission of Brazil (CVM).

Other issues

Interim statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the nine months ended September 30, 2011, which are management s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission of Brazil (CVM), applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that leads us to understand that they were not prepared, in all material respects, in accordance with the interim individual and consolidated statements taken as a whole.

The financial statements for the year ended December 31, 2010, whose balance sheet is presented for comparison purposes and the quarterly information for the quarter ended September 30, 2010, were examined by other independent auditors, who issued their unqualified opinion and review report, dated March 22, 2011 and May 20, 2011, respectively.

Curitiba, November 8, 2011

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-PR

José Luiz Ribeiro de Carvalho	João Alberto Dias Panceri
Accountant-CRC 1SP141128/O-2-S-PR	Accountant- CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.